and/or

CommScope Annual Report 2002

INC

and/or

It's all about choice. And that's especially important when there are competing technologies for bringing broadband services the Last Mile into the home. Coax and/or fiber. Wired and/or wireless. No matter which direction the industry takes, CommScope intends to have it covered.

Corporate Profile

CommScope is the world's largest manufacturer of broadband coaxial cable for Hybrid Fiber Coaxial (HFC) applications and a leading supplier of high-performance fiber optic and twisted pair cables for LAN, wireless and other communications applications. Through our relationship with OFS, we have an ownership interest in one of the world's largest producers of optical fiber and cable as well as access to a broad array of technologically advanced optical fibers.

Our competitive strengths include global scale, proprietary technology, outstanding customer service and an experienced management team. During 2002, our eight manufacturing facilities, operating on three continents, together produced an average of 12 million feet of cable for broadband and wireless applications every day to meet the needs of our approximately 1,800 customers worldwide.

Five-Year Summary of Selected Financial Data

Years ended December 31,
(In thousands, except per share amounts)

Results of Operations:	2002	2001	2000	1999	1998
Net sales	$598,467	$738,498	$950,026	$748,914	$571,733
Gross profit	120,555	179,644	251,054	200,106	134,593
Operating income (loss)	(15,410)	62,874	146,051	117,517	72,843
Equity in losses of OFS BrightWave, LLC	(53,722)	(6,922)	–	–	–
Net income (loss)	(67,152)	27,865	84,887	68,077	39,231
Net Income (Loss) Per Share Information:					
Weighted average number of shares outstanding:					
Basic	61,171	52,692	51,142	50,669	49,221
Assuming dilution	61,171	53,500	56,047	52,050	49,521
Net income (loss) per share:					
Basic	$ (1.10)	$ 0.53	$ 1.66	$ 1.34	$ 0.80
Assuming dilution	$ (1.10)	$ 0.52	$ 1.60	$ 1.31	$ 0.79
Other Information:					
Net cash provided by operating activities	$103,825	$158,168	$ 44,924	$ 79,419	$ 82,971
Depreciation and amortization	36,916	40,529	35,799	29,295	24,662
Additions to property, plant and equipment	22,616	70,841	98,640	57,149	22,784

As of December 31,
(In thousands)

Balance Sheet Data:	2002	2001	2000	1999	1998
Cash and cash equivalents	$120,102	$ 61,929	$ 7,704	$ 30,223	$ 4,129
Property, plant and equipment, net	229,515	277,169	251,356	181,488	135,082
Total assets	772,668	889,005	721,182	582,535	465,327
Working capital	213,971	199,125	209,104	146,952	93,982
Long-term debt, including current maturities	183,300	194,569	227,436	198,402	181,800
Stockholders' equity	517,535	606,514	374,520	281,344	203,972

2002 Stock Price Ranges (NYSE: CTV)

	High	Low
First Quarter	$23.65	$14.40
Second Quarter	18.40	10.75
Third Quarter	12.52	6.12
Fourth Quarter	9.77	6.45
Year-end Close	$ 7.90	

To our stockholders:

> We still believe in the power of broadband to deliver the digital video, voice and high-speed data services that consumers want.

> We believe the Hybrid Fiber Coaxial (HFC) architecture is the most cost-effective platform for delivering advanced-bandwidth services the Last Mile into the home.

The past year presented one of the toughest business environments CommScope has ever faced, and we are disappointed in our results. We reported our first loss ever, and we were punished by the stock market. The current troubles in the telecommunications industry—aftershocks of dot-com failures, the global economic downturn, a jittery stock market, tight capital markets and some key players in bankruptcy—continue to cloud the near-term outlook.

What hasn't changed is our focus on the long term. We intend to continue our dual approach in technologies—encompassing both coaxial and fiber optic cable, and both wired and wireless applications—to prepare and position CommScope for the eventual industry recovery.

Anticipating this recovery, we have strengthened our strategic and key customer relationships, enhanced our position in fiber optic cable and made the tough decisions necessary to respond to difficult market conditions.

We still believe in the power of broadband to deliver the digital video, voice and high-speed data services that consumers want. We also believe the Hybrid Fiber Coaxial (HFC) architecture is the most cost-effective platform for delivering these advanced-bandwidth services the Last Mile into the home, and that our extensive technology capabilities leave us well positioned no matter which direction the industry takes. Coax and/or fiber, wired and/or wireless, we intend to have the Last Mile covered.

2002 PERFORMANCE

We reported our first loss ever in 2002. With sales down 19% to $598.5 million, we had a net loss of $67.2 million or $1.10 per share. Our results were affected by reduced global demand as telecommunications customers cut spending and delayed capital projects. Lower margins and price pressures also had a negative impact.

The major factors in recording a loss for the year were threefold. OFS BrightWave, LLC, in which we own a minority share, lost money as a result of the extremely difficult market for optical fiber and cable. It also incurred significant charges related to the write-off of goodwill and certain fixed assets, restructuring and other cost reduction activities. Our equity in losses of OFS BrightWave totaled $0.88 per share. We also wrote down underutilized and idle CommScope production assets; the noncash impairment charge was $0.26 per share. Further, one of our largest customers—Adelphia—filed for bankruptcy, and we wrote off its receivables, which totaled $0.22 per share.

IN OUR THREE MAJOR PRODUCT CATEGORIES:

Broadband/Video—our core business, accounting for 83% of net sales—experienced an overall reduction in capital spending by customers, with 2002 sales down 16% to $496.5 million. Even though domestic sales and pricing for coaxial cable have been relatively stable, international markets have weakened considerably. Still, we retained our strong position in coaxial cable, with more than 50% of domestic industry sales for HFC applications. In fiber optic cable, challenging business conditions depressed sales both domestically and internationally.

The overall market contracted, but we believe we significantly grew our market position in fiber optic cable for HFC applications despite lower sales and intense pricing pressure. This comes from our strong service model and from access to cutting-edge optical fiber technology through our relationship with OFS. We now offer several new high-performance CommScope cables that use OFS fiber, including LightScope ZWP™ fiber optic cable for the broadband communications market, with 30% more

Through a marketing alliance with OFS, we now offer structured wiring solutions for fiber optic cable with a broad selection of connectivity components.

In wireless, we see long-term potential based on growth in global subscribers who use more mobile minutes and an increasing number of wireless devices to stay in touch any time, anywhere.

useable bandwidth than single-mode products. We continue to make strong progress towards our goal of becoming "the cable industry's fiber supplier.™"

Local Area Network—accounting for 14% of 2002 net sales—saw sales decline 8% to $81.2 million in a difficult business environment with increased pricing pressure. Our strengths came from building on our reputation for differentiated and high-performance products. Through our relationship with OFS, we now offer a broad selection of connectivity components for fiber optic cable. We also have added several new high-performance fiber cables to our product mix, including LaserCore®, a 50-micron fiber optic cable designed for 10-Gigabit Ethernet applications, which supports smooth video streaming, real-time imaging, peer-to-peer video conferencing and CAD/CAM file management.

Wireless and Other Telecom—accounting for 3% of 2002 net sales—was affected by customers' reduced infrastructure spending and the uncertain global business environment. Sales were down 66% to $20.8 million. Notwithstanding the current turmoil in wireless, we see long-term potential based on good fundamentals: growth in global subscribers who use more mobile minutes and an increasing number of wireless devices to stay in touch any time, anywhere. We believe our advantage comes from a value proposition based on a better product, lower life cycle cost and better service. Our latest innovations include Extreme Flex™ cable for flexible wireless applications, which extends our technologically advanced Cell Reach® wireless product line. Under the new leadership of Ted Hally, who brings to CommScope his diverse worldwide experience in communication technology, we will continue to build our global presence in preparation for the market turnaround and growing demand for wireless products. We also expect to see opportunities for greater sales as a result of being chosen in 2002 as an approved vendor by several industry-leading wireless service providers.

and/or

No matter which cable technology wins the race for bringing broadband services the Last Mile into the home, we believe we're there. We're the world's largest manufacturer of coaxial cable for broadband HFC networks. We have an ownership interest in, and a strong relationship with, one of the world's largest producers of optical fiber and cable: OFS. And we claim the broadest line of cable products for HFC networks. Our dual strategy in supplying both coax and fiber optic cable gives customers the best of both technologies, and it gives us confidence in our competitive position. This is further enhanced by our additional capabilities for LAN and wireless cable applications.

We continue to provide value to our customers by listening and responding to their needs. For example, in 2002 we introduced a uniquely designed product to help prevent damage to nonmetallic underground networks. ConQuest® Toneable Conduit offers precise detection capabilities for locating customers' buried cables, while eliminating the step of having to install a locatable wire, cable or device after the conduit has been made or placed in the ground. ConQuest Toneable Conduit, which can be used by cable TV, telephone or utility companies, was selected as a winner of the 2002 Readers' Choice Award for Best New Distribution/Line and Transmission Product by *Communications Technology*.

Market conditions for fiber optic products remain difficult, yet we stand by our decision to partner with The Furukawa Electric Co., Ltd. of Japan in the OFS BrightWave venture. We can see past the short-term losses, recognizing what we believe will be greater long-term value. OFS is the former optical fiber solutions division of Lucent Technologies, with unparalleled intellectual property assets through its Bell Labs connection. We believe optical fiber is critical to our future—the "F" in HFC networks—and OFS is a world leader in patented fiber technology. With the complementary strengths of CommScope and OFS, we are expanding our product capabilities, our technology platform and our ability to provide alternative choices to customers.

Our long-term, strategic relationship with Furukawa was strengthened in 2002, when both companies privately purchased shares of CommScope stock that Lucent held as a result of the OFS transaction. Furukawa purchased 7.7 million shares and, with 13% ownership of CommScope, is now our largest stockholder. We bought back 2.5 million CTV shares. We believe this was a beneficial deal for all parties, resulting in a strengthening of the complementary relationship between CommScope and Furukawa, while satisfying Lucent's desire to monetize its CTV holdings in a difficult market environment.

In 2002, we successfully launched several proprietary or patent-pending innovations to grow the business through new products and new markets.

We believe fiber is critical to our future—the "F" in HFC networks—and OFS is a world leader in patented fiber technology.

PREPARED

Business conditions remain challenging, so maintaining our financial strength and flexibility is critical. For this reason, we made some tough decisions in 2002 that allowed us to improve our competitive position. We reduced our work force last year by 11% to approximately 2,800 and recorded an impairment charge for idle and underutilized assets. We also reduced capital spending by nearly $50 million.

In 2002, we generated more than $100 million in cash from operations; after subtracting capital spending, that equates to $1.33 per share in free cash flow. In January 2003, we entered into a new $100 million senior secured revolving credit facility to provide for future liquidity, working capital needs and general corporate purposes.

Our actions are aligned with keeping our balance sheet healthy, and we expect capital expenditures to be well below depreciation and amortization expense for the next few years. We have the capacity to produce more than $1 billion worth of cable annually. While that capacity is currently underutilized, we are well positioned to ramp up when the industry turns around.

The turmoil in telecom markets is a global issue, as is the long-term opportunity. There are eight times more TV households in international markets than in the United States. We are positioning ourselves to capture our share of that growth potential with state-of-the-art facilities in the United States, South America and Europe.

FUNDAMENTALS

One unusual characteristic of CommScope is the longevity of our top management team. We've been together for the past 26 years, through good times and bad. The philosophy that has guided us these many years is to manage this company ethically and for the long term. We understand that some decisions may take years to bear fruit, but we believe we must make those decisions for the future good of the company and its stockholders.

We may be battling today's business challenges, but our eyes are firmly fixed on the horizon. What we expect is greater penetration of broadband services to the home—in Europe, the Americas, Asia, everywhere. We see the promise of a completely connected and content-rich society becoming reality. And we see great potential for CommScope as a leading broadband supplier that can also give customers what we believe is a clear "and/or" cable choice: coax and/or fiber; wired and/or wireless. Whichever way the market goes, we believe we're well prepared to continue providing market-leading products, service and value to our customers.

We extend a special thanks to all the CommScope employees around the world who continue to show their spirit and dedication. They are truly the ones helping to build a better CommScope for the altered telecom landscape of tomorrow.



Frank M. Drendel
Chairman and Chief Executive Officer

March 19, 2003



Brian D. Garrett
President and Chief Operating Officer

March 19, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2002
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to _______

Commission file number: 001-12929

CommScope, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-4135495** (I.R.S. Employer Identification No.)
1100 CommScope Place, S.E. **P.O. Box 339** **Hickory, North Carolina** (Address of principal executive offices)	**28602** (Zip Code)

(828) 324-2200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

The aggregate market value of the shares of Common Stock held by non-affiliates of the Registrant was approximately $638 million as of June 28, 2002 (based on the closing price for the Common Stock on the New York Stock Exchange on that date). For purposes of this computation, shares held by affiliates and by directors and officers of the Registrant have been excluded.

As of March 14, 2003 there were 59,219,567 shares of the Registrant's Common Stock outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for the 2003 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

Page

Part I

Item 1.	Business	1
Item 2.	Properties	12
Item 3.	Legal Proceedings	13
Item 4.	Submission of Matters to a Vote of Security Holders	13

Part II

Item 5.	Market for the Registrant's Common Equity and Related Stockholder Matters	14
Item 6.	Selected Financial Data	15
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	28
Item 8.	Financial Statements and Supplementary Data	32
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	64

Part III

Item 10.	Directors and Executive Officers of the Registrant	65
Item 11.	Executive Compensation	67
Item 12.	Security Ownership of Certain Beneficial Owners and Management	67
Item 13.	Certain Relationships and Related Transactions	67

Part IV

Item 14.	Controls and Procedures	68
Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	68
	Signatures	69
	Certifications	70

PART I

ITEM 1. BUSINESS

Unless the context otherwise requires, references to "CommScope, Inc.," or "we," "us," or "our" are to CommScope, Inc. and its direct and indirect subsidiaries, including CommScope Inc. of North Carolina, on a consolidated basis.

General

We are a leading worldwide designer, manufacturer and marketer of a broad line of coaxial, fiber optic, and other high-performance electronic cable products for cable television, telephony, Internet access, wireless communications and other broadband services. We believe that we supplied over 50% of all coaxial cable purchased in the United States in 2002 for broadband cable networks using Hybrid Fiber Coaxial (HFC) architecture. We believe we are also the largest manufacturer and supplier of coaxial cable for HFC cable networks in the world. We are also a leading supplier of fiber optic cables primarily for HFC cable networks and have developed specialized, proprietary fiber optic products for telecommunications applications. We are a leading supplier of coaxial cable for telephone central office switching and transmission applications, as well as video distribution applications such as satellite television and security surveillance. In addition, we have developed an innovative line of coaxial cables for wireless communication infrastructure applications that have superior performance characteristics compared to traditional cables. We are also a leading provider of high-performance premise wiring for local area networks. During 2002, we sold our products to approximately 1,800 customers in more than 85 countries.

CommScope, Inc. was incorporated in Delaware on January 28, 1997. Our principal executive offices are located at 1100 CommScope Place, SE, Hickory, North Carolina 28602. Our telephone number is (828) 324-2200.

For the year ended December 31, 2002, our revenues were $598 million and our net loss was $67 million. During this period, approximately 83% of our revenues were for HFC cable networks and other video applications, 14% were for local area network premise wiring applications and 3% were for wireless, central office and other telecommunications applications. International sales were approximately 19% of our revenues during this period. For further discussion of current and prior year domestic and international revenues, see Items 7 and 8 of this Form 10-K.

We believe that we are the world's most technologically advanced, low-cost provider of coaxial cable. With our leading product offerings, cost-efficient manufacturing and economies of scale, we believe we will benefit from the convergence of video, voice and high-speed Internet access and the resulting demand for enhanced HFC broadband networks.

Although the industries we serve are currently in a period of lower capital spending, in the long-term, we believe that the following industry trends will drive demand for our products:

- continuing upgrades and increasing maintenance requirements for HFC cable networks as operators improve reliability for digital cable, telephony, data and other two-way services;
- ongoing deployment of the HFC architecture by major cable television and other broadband service providers throughout the world;
- growing use of the Internet;
- increasing need for additional bandwidth to accommodate new applications;
- continuing deployment of wireless communications systems worldwide;
- growing demand for higher speed and bandwidth for local area networks;
- regional clustering of cable systems that will facilitate the delivery of advanced services such as telephony; and
- increasing demand for high bandwidth optical fibers for metro and local access applications.

Our Investment in OFS BrightWave

Effective November 16, 2001, we acquired, through our indirect wholly-owned subsidiary CommScope Optical Technologies, Inc., referred to herein as CommScope Optical, an approximate 18.4% interest in OFS BrightWave, LLC, a Delaware limited liability company, referred to herein as OFS BrightWave, formed by us and The Furukawa Electric Co., Ltd., referred to herein as Furukawa, to operate certain fiber optic cable and transmission fiber assets of the Optical Fiber Solutions Group, referred to herein as OFS Group, acquired from Lucent Technologies Inc., referred to herein as Lucent.

The equity investment provides us with an interest in one of the world's largest producers of optical fiber and cable. We believe this investment and other arrangements with Furukawa:

- create a strategic partner in the manufacture of optical fiber and fiber optic cable;
- enhance our technology platform with cross licenses for use of key intellectual property;
- provide access to a broad array of technologically advanced optical fibers; and
- provide an opportunity to expand our sales of fiber optic cable to cable television Multiple System Operators (MSOs).

We issued 10.2 million shares of our common stock to Lucent, valued at $203.4 million in aggregate, in lieu of a portion of the cash purchase price payable by Furukawa to Lucent pursuant to an asset and stock purchase agreement entered into in connection with the acquisition of a portion of Lucent's OFS Group. Of the amount paid by us, $173.4 million represented our capital contribution to OFS BrightWave and the remaining $30.0 million represented a revolving loan from CommScope Optical to OFS BrightWave. An indirect wholly-owned subsidiary of Furukawa owns the remaining 81.6% equity interest in OFS BrightWave. As of October 9, 2002, we and Furukawa purchased 10.2 million shares of our common stock from Lucent for $53,040,000 ($5.20 per share). Of the total 10.2 million shares of our common stock purchased from Lucent, Furukawa purchased approximately 7.7 million shares for $40 million and we purchased approximately 2.5 million shares for $13 million. As of December 31, 2002, OFS BrightWave owed us $30 million under the fully-drawn revolving loan facility.

Business Strategy

We have adopted a strategy to expand and strengthen our current market position as the leading worldwide supplier of coaxial cable for broadband communications. The principal elements of our growth strategy are:

Benefit From Adoption of Worldwide HFC Architecture. A vast majority of video networks worldwide, such as cable service providers, have adopted the HFC cable network architecture for video service delivery.

We believe that the HFC cable network architecture provides the most cost-effective bandwidth for multi-channel video, voice and data into homes around the world. This architecture enables both cable and other telecommunications service providers to offer new services such as high-speed Internet access, video on demand, Internet protocol telephony, high-definition television and other interactive services. Sales opportunities are created as companies build-out and upgrade their networks in the global marketplace. We believe our ability to offer a complete suite of cable products, including optical fiber supplied by OFS BrightWave and its affiliates, positions us to be the "supplier of choice" to developers and operators of HFC networks.

Develop Proprietary Products and Expand Market Opportunities. We maintain an active program to identify new market opportunities and develop and commercialize products that use our core technology and manufacturing competencies. We continue to develop new products and enter new markets, including coaxial cable for wireless applications, satellite cables, local area network cables, specialized coaxial based telecommunication cables, broadcast audio and video cables and coaxial cables in conduit.

We have developed Power Feeder®, a specialized coaxial cable, and Fiber Feeder®, a fiber optic cable, for HFC cable networks, and Cell Reach®, a patented copper and aluminum coaxial cable solution for the wireless market, and UltraPipe® and LaserCore®, high-end local area network cable products targeted for high-speed local area network applications. We have also developed a number of broadband cables for other wireless applications. Our ability to offer proprietary products, which is expected to be enhanced through access to the intellectual property and research and development expertise of OFS BrightWave and its affiliates, allows us to maintain a leadership position in our existing markets and expand to serve new markets. A recent example of this is the LightScope ZWP™ brand of fiber optic cables, which we began marketing in 2002. Cables produced with LightScope ZWP™ are capable of transmitting light in a broader usable spectrum than standard single mode fibers and can utilize lower cost electro-optic components. Therefore, we believe that LightScope ZWP™ can provide users with greater bandwidth in their fiber optic networks at lower overall cost than standard single mode fiber optic cable products. We currently purchase the optical fibers for our LightScope ZWP™ cable from an affiliate of OFS BrightWave.

Continuously Improve Operating Efficiencies. We invested approximately $250 million in the global development and acquisition of state-of-the-art manufacturing facilities and new technologies during the past four fiscal years. These investments help to increase our capacity and operating efficiencies, improve management control and provide more consistent product quality as well as provide regional services and manufacturing capability. As a result, we believe we are one of the few manufacturers capable of satisfying volume production, time-to-market, and technology requirements of customers for coaxial cable in the communications industry. We believe that our breadth and scale permit us to cost-effectively invest in improving our operating efficiency through investments in engineering and cost-management programs. In 2001, we completed an aggressive three year capital expenditure program and expect future capital expenditures to be below depreciation and amortization for the next few years.

Expand Our Global Platform. We believe that the worldwide demand for video, data and other broadband services, the large number of television households and relatively low penetration rates for cable television in most countries outside the United States provide significant long-term opportunities. We have become a major supplier of coaxial cable for the cable television and broadband services industries in international markets, principally Europe, Latin America and Asia/Pacific Rim. During 2002 we had approximately 250 international customers in more than 85 countries, representing approximately $112 million or approximately 19% of our net sales. We support our international sales efforts with sales representatives based in Europe, Latin America, Asia/Pacific Rim and other regions throughout the world. In 1999, we acquired the Alcatel Cable Benelux, S.A. coaxial cable business in Seneffe, Belgium. With this acquisition, we believe we became the largest manufacturer and supplier of coaxial cable for HFC cable networks in Europe. This acquisition strengthened our position as a supplier for the expected telecommunications upgrade and rebuild activity in Germany, Spain and other European countries. In 2001, we opened a facility in Jaguariuna, Brazil to manufacture and distribute products for HFC and wireless applications. We have also increased the capability and efficiency of our Belgium and Brazil facilities for HFC related products and established capabilities for the manufacture of products for wireless applications.

Although there is current uncertainty in international markets, we believe that we are well positioned to benefit over the long term from future international growth opportunities. While we intend to expand utilization of existing international manufacturing facilities, as broadband HFC networks expand globally, we also intend to evaluate the need for facilities in other countries that we believe have strategic value, particularly in Asia/Pacific Rim. We believe in-country or in-region manufacturing is important because it moves us closer to international customers, it can lower transportation costs, taxes and tariffs and provides the opportunity to improve regional customer service.

Leverage Superior Customer Service. We believe that our coaxial cable manufacturing capacity is greater than that of any other manufacturer of HFC cable products. This enables us to provide our customers with a unique high-volume service capability. As a result of our 24-hour, seven days per week continuous manufacturing capability, we are able to offer fast order turnaround services. In addition, we believe that our ability to offer rapid delivery services, materials management and logistics services to customers through our private truck fleet is an important competitive advantage.

Build upon the Strengths of OFS BrightWave and its Affiliates to Expand our Product Offerings. Currently, we offer a broad range of cable products for the cable television, wireless and LAN markets, and our relationship with OFS BrightWave and its affiliates will augment our coaxial cable product line with a broader line of fiber optic cables. During 2002, we believe that we enhanced our fiber optic cable market position for HFC applications despite lower overall sales and ongoing pricing pressure. We believe that this progress primarily resulted from our strong service model and our new LightScope ZWP™ fiber optic cables, which are based upon technologically advanced optical fibers from OFS BrightWave. Sales of fiber optic cable, primarily for broadband applications, represented more than 10% of our total sales during 2002.

Product Groups

We manufacture and sell a variety of communications cables which we summarize into three broad product groups by application. These products are similar in nature and share similar production processes, customers, distribution channels and regulatory environments:

- Broadband (cable television) and Other Video applications;
- Local Area Network applications; and
- Wireless and Other Telecommunications applications.

Domestic HFC Cable TV Market. We design, manufacture and market primarily coaxial cable, most of which is used in the cable television industry. We manufacture two primary types of coaxial cable:

- semi-flexible, which has an aluminum or copper outer tubular shield or outer conductor; and
- flexible, which is typically smaller in diameter than semi-flexible coaxial cable and has a more flexible outer conductor typically made of metallic tapes and braided fine wires.

Semi-flexible coaxial cables are typically used in the trunk and feeder distribution portion of cable television systems, and flexible coaxial cables, also known as drop cables, are typically used for connecting the feeder cable to a residence or business or for some other communications applications. We also manufacture fiber optic cable for the cable television industry and others.

Cable television service traditionally has been provided primarily by cable television system operators that have been awarded franchises from the municipalities or local governments they serve. In response to increasing competitive pressures and expanding revenue opportunities, cable television system operators have been expanding the variety of their service offerings not only for video, but also for Internet access, other broadband services and telephony, which generally requires increasing amounts of cable and system bandwidth. Cable television system operators have generally adopted, and we believe that for the foreseeable future will continue to adopt, HFC cable system designs when seeking to increase system bandwidth. These systems combine the advantages of fiber optic cable in transmitting clear signals over a long distance without amplification, and the advantages of high-bandwidth coaxial cable in ease of installation, low cost and compatibility with the receiving components of the customer's communications devices. We believe that:

- cable television system operators are likely to increase their use of fiber optic cable for the trunk and feeder portions of their cable systems;
- there will be an ongoing need for high-capacity coaxial cable for the local distribution and street-to-the-home portions of the cable system;
- coaxial cable will remain the most cost effective means for the transmission of broadband signals to the home or business over shorter distances in cable networks; and
- there will be increasing maintenance requirements for cable television system operators as they improve reliability for digital cable, telephony, data and other two way services.

For local distribution purposes, coaxial cable has the necessary signal carrying capacity, or bandwidth, to handle upstream and downstream signal transmission.

The construction, expansion and upgrade of cable systems require significant capital investment by cable television system operators. Cable television system operators have been significant borrowers from the credit and capital markets. Therefore, capital spending within the domestic cable television industry has historically been cyclical, depending to a significant degree on the availability of credit and capital. The cable television industry has also been subject to varying degrees of both national and local government regulation, including the Telecommunications Act of 1996, referred to herein as the Telecom Act, and the 1992 Cable Act, and their implementing regulations adopted in 1993 and 1994 and thereafter, as well as other recent regulations in this regard. The regional Bell operating companies and other telephone service providers have generally been subject to regulatory restrictions which prevented them from offering cable television service within their franchise telephone areas. However, the Telecom Act removes or phases out many of the regulatory and sale restrictions affecting cable television system operators and telephone operating companies in the offering of video and telephone services. We believe that the Telecom Act, the implementing regulations and case-law decisions will generally encourage competition among cable television system operators, telephone operating companies and other communications companies in offering video, telephone and data services such as Internet access to consumers. We also believe that providers of such services will upgrade their present communications delivery systems in order to compete effectively.

International Markets. Cable system designs using HFC technology are increasingly being used in international markets with low cable television penetration. Based on industry trade publications and reports from telecommunications industry analysts, we estimate that there are more than 800 million television households outside the United States, including roughly 500 million in the Asia/Pacific Rim region, roughly 250 million in Europe and approximately 100 million in the Latin America/Caribbean region, among others. This compares to approximately 105 million television households in the United States. We estimate that roughly 50% of the television households in Europe subscribe to some form of multichannel television service compared to subscription rates of nearly 85% in the United States. Based upon such sources, we estimate that subscription rates in the Asia/Pacific Rim and Latin America/Caribbean markets are even lower at roughly 35% and 20%, respectively.

As of December 31, 2002, we had sales in more than 85 countries. We have penetrated the international marketplace through a field sales organization and through a network of distributors and agents located in major countries where we do business. In addition to new customers developed by our network of distributors and sales representatives, many large U.S. cable television operators, with whom we have had long established business relationships, are active investors in cable television systems outside the United States.

Other Video Markets (non-cable television). Many specialized markets or applications are served by multiple cable media such as coaxial, twisted pair, fiber optic or combinations of each. We are a leading producer of composite cables made of flexible coaxial and twisted copper pairs for full service communications providers worldwide. In the satellite direct-to-home cable market, where specialized cables transmit satellite-delivered video signals and antenna positioning/control signals, we have developed a leading market position. We also market an array of premium metallic and optical cable products directed at the broadcasting and video production studio market.

Wireless Communications Market. We believe that the deployment of wireless communications systems throughout the United States and the rest of the world presents a growth opportunity for us. Semi-flexible coaxial cables are used to connect the antennae located at the top of wireless antenna towers to the radios and power sources located adjacent to or near the antenna site. Over the past few years, we developed and patented Cell Reach®, a line of copper or aluminum shielded semi-flexible coaxial cables and related connectors and accessories to address this market. Cell Reach® has been installed in thousands of wireless base stations with leading service providers such as Nextel Communications, Inc., Sprint Corporation, certain Sprint affiliates and certain AT&T affiliates.

We have expanded manufacturing capacity for this product line and have established international sales capabilities. During 2002, we expanded our global capacity in the wireless market and have production capability in Latin America and Europe.

We also manufacture other broadband coaxial cables, fiber optic cables and twisted pair cables that are used for various wireless applications, including Third Generation Wireless (3G), Personal Communications Systems (PCS), Global System for Mobile Communications (GSM), Universal Mobile Telecommunications (UMTS), Cellular, Multichannel Multipoint Distribution Service (MMDS), Local Multipoint Distribution System (LMDS), land mobile radio, paging and in-building wireless applications. During 2002, we continued to develop specialized coaxial cables for these applications, including the Extreme Flex™ product line which are highly flexible low loss 50 ohm coaxial cables adapted from our highly successful proprietary QR® product line. In addition, we achieved TL 9000 registration for our wireless products at our Cable Technology Center in Newton, North Carolina. The TL 9000 certification is an internationally recognized quality system standard, which we believe demonstrates our quality commitment to our wireless customers.

However, we expect ongoing aggressive competition from larger, well-established companies with significant financial resources, brand recognition in the cellular market and established marketing channels for coaxial cable and accessories.

Local Area Network Market. The proliferation of personal computers, and more broadly the practice of distributed computing, has created a need for products which enable users to share files, applications and peripheral equipment such as printers and data storage devices. Local area networks, typically consisting of at least one dedicated computer (a "server"), peripheral devices, network software and interconnecting cables, were developed in response to this demand. We manufacture a variety of twisted pair, coaxial and fiber optic cables to transmit data for local area network applications. The most widely used cable design for this application consists of four high-performance twisted pairs that are capable of transmitting data at rates in excess of 1 Gbps. We focus our products and marketing on cables with enhanced electrical and physical performance such as our UltraPipe® unshielded twisted pair. We believe that UltraPipe® cable is among the highest performing unshielded twisted pair cables in the industry. We have also expanded our presence as a fiber optic supplier to the LAN market and, during 2002, introduced LaserCore®, the newest 50 MICRON fiber optic cable designed for 10 gigabit Ethernet applications. We believe that access to fiber optic products from OFS BrightWave and its affiliates will provide us an opportunity to increase our sales of fiber optic cables to LAN customers. Copper and fiber optic composite cables are frequently combined in a single cable to reduce installation costs and support multimedia applications. Generally, our LAN sales to the end user are fulfilled through distributors. We believe that we have strong brand recognition and one of the largest domestic sales forces in the LAN market; however, essentially all of our LAN sales to the end user are fulfilled through distributors. While we lost Graybar Electric Company, Inc. as a primary distribution channel during 2002, we believe that we were able to offset the majority of those sales by redirecting project business to other established distribution channels.

Other Markets. By combining narrowly focused product and market management with our cable manufacturing, operational and sales and marketing skills, we address other markets for high performance communications cable applications such as broadcast, home automation, telephone central office switching and transmission, and other high-performance communications applications. For example, UltraHome® is a customized combination of easy-to-install coaxial, twisted pair and fiber optic cables that provide residential customers with a simple structure for computer networking, whole house entertainment, energy management, telephone systems, cable television and intercom systems applications.

Manufacturing

We employ advanced cable manufacturing processes, the most important of which are:

- bimetallic wire fabrication;
- fine wire drawing;
- thermoplastic extrusion for insulating wires and cables;
- high-speed welding and swaging of metallic shields or outer conductors;
- braiding;

- cabling and stranding; and
- automated testing.

Many of these processes, some of which are proprietary and/or trade secret information, are performed on equipment that has been modified for our purposes or specifically built to our specifications, often internally in our own machine shop facilities. We do not fabricate all of the raw material components used in making most of our cables, such as certain wires, tapes, tubes and similar materials. We believe, however, that fabrication, to the extent economically feasible, could be done by us instead of being outsourced.

For example, during 2002 we substantially completed certain aspects of strategic vertical integration projects for bimetallic wire fabrication and fine wire drawing and currently produce a significant portion of our needs internally.

Bimetallic Wire Fabrication. We currently produce essentially all of our bimetallic center conductor requirements internally using state-of-the-art equipment. Copper Clad Aluminum (CCA) and Copper Clad Steel (CCS) center conductors are a fundamental component of coaxial cables and are fabricated by metallurgically bonding metals using heat and pressure. CCA is substantially lighter than copper and is well suited for larger broadband trunk and distribution applications. CCS is lighter and stronger than copper and is the center conductor used for drop cable applications.

Fine Wire Drawing. We also produce essentially all of our aluminum fine wire requirements, which are used as part of the flexible outer shield of drop cables. Utilizing proprietary equipment and processes, we reduce aluminum alloy rod from finger size, 3/8" diameter, to human hair size, .0063" diameter wire.

We believe that bimetallic and aluminum fine wire fabrication, using proprietary equipment and processes, is one of our core competencies.

The manufacturing processes of the three principal types of cable we manufacture are further described below.

Coaxial Cables. We employ a number of advanced plastic and metal forming processes in the manufacture of coaxial cable. Three fundamental process sequences are common to almost all coaxial cables:

- First, a plastic insulation material, called the dielectric, is melt extruded around a metallic wire or center conductor. Current state-of-the-art dielectrics consist of foamed plastics to enhance the electrical properties of the cable. Precise control of the foaming process is critical to achieve the mechanical and electrical performance required for broadband services and cellular communications applications. We believe that plastic foam extrusion, using proprietary materials, equipment and control systems, is one of our core competencies.
- The second step involves sheathing the dielectric material with a metallic shield or outer conductor. Three basic shield designs and processes are used. For semi-flexible coaxial cables, we apply solid aluminum or copper shields over the dielectric by either pulling the dielectric insulated wire into a long, hollow metallic tube or welding the metallic tube directly over the dielectric. Welding allows the use of thinner metal, resulting in more flexible products. We use a proprietary welding process that achieves significantly higher process speeds than those achievable using other cable welding methods. The same welding process has led to extremely efficient manufacturing processes of copper shielded products for cellular communications. For both hollow and welded tubes, the cable is passed through tools that form the metallic shield tightly around the dielectric.
- Flexible coaxial cables, which are usually smaller in diameter than semi-flexible coaxial cables, generally are made with the third shield design. Flexible outer shield designs typically involve laminated metallic foils and braided fine wires which are used to enhance flexibility which is more desirable for indoor wiring or for connecting subscribers in drop cable applications.

- The third and usually final process sequence is the melt extrusion of thermoplastic jackets to protect the coaxial cable. A large number of variations are produced during this sequence including: incorporating an integral strength member; customer specified extruded stripes and printing for identification; abrasion and crush resistant jackets; and adding moisture blocking fillers.

Twisted Copper Pairs. We insulate single copper wires using high-speed thermoplastic extrusion techniques. Two insulated copper singles are then twinned by twisting them into an electrically balanced pair unit in a separate process. They are then bunched or cabled by grouping two or more pair units into larger units for further processing in one or more further processes depending on the number of pairs desired within the completed cable. The cabled units are then shielded and jacketed or simply jacketed without applying a metallic shield in the jacketing process. The jacketing process involves extrusion of a plastic jacket over a shielded or unshielded cable core. The majority of sales of our twisted copper pairs come from plenum rated unshielded twisted pair cables for local area network applications. Plenum cables are cables rated under the National Electrical Code as safe for installation within the air plenum areas of office buildings due to their flame retarding and low smoke generating characteristics when heated. Plenum cables are made from more costly thermoplastic insulating materials, such as flourinated ethylene propylene (FEP). These materials have significantly higher extrusion temperature profiles that require more costly extrusion equipment than non-plenum rated cables. We believe that the processing of plenum rated materials is one of our core competencies.

Fiber Optic Cables. We manufacture fiber optic cables by purchasing bulk uncabled optical fiber singles and buffering them before cabling them into unjacketed core units. We then apply protective outer jackets and, sometimes, steel armor and jackets in a final process before testing. The manufacturing and test equipment for fiber optic cables are different from those used to manufacture coaxial and copper twisted pair cables. Most of the fiber optic cables we produce are sold to the cable television and local area network industry. Some of these fiber optic cables are produced under licenses acquired from other fiber and fiber optic cable manufacturers.

Composite Cables. We also produce cables that are combinations of some or all of coaxial cables, copper singles or twisted copper pairs and fiber optic cables within a single cable for a variety of applications. The most significant of the composite cables we manufacture are combination coaxial and copper twisted pairs within a common outer jacket which are being used by some telephone companies and cable operators to provide both cable television services and telephone services to the same households over HFC cable networks. Nearly all of our current markets have applications for composite cables which we can manufacture.

OFS BrightWave Optical Fiber and Fiber Optic Cable. Our equity-method investee, OFS BrightWave, is one of the world's largest manufacturers of optical fiber and fiber optic cable. OFS BrightWave produces application-specific fiber and fiber optic cable for voice, data and video transmission deployed in both long-haul and short-haul communications networks. OFS BrightWave sells fiber optic cable primarily to large telecommunications service providers including certain Regional Bell Operating Companies (RBOCs). OFS BrightWave manufactures optical fiber under a contract manufacturing agreement for OFS Fitel, LLC, referred to herein as OFS Fitel, a wholly owned subsidiary of Fitel USA. Fitel USA's ultimate parent is Furukawa.

OFS BrightWave is headquartered in Norcross, Georgia and operates production facilities in the United States, Brazil, Germany and Russia. While a majority of sales are expected to be generated in North America, OFS BrightWave markets and sells its products in Asia/Pacific Rim, Latin America, Europe and other regions throughout the world.

As a contract manufacturer to OFS Fitel, OFS BrightWave produces application-specific fibers, such as AllWave®, which is used in metro applications. OFS BrightWave has a worldwide reputation for high capacity and industry-leading fiber designs. The combined optical fiber production capabilities of OFS BrightWave and OFS Fitel, together, rank them as one of the world's largest producers of optical fiber and fiber optic cables.

Manufacturing fiber optic cable consists of two basic steps: creating a rod, also called a core preform or a blank, of very pure glass and then heating the preform and drawing it into a thin fiber. After drawing, the fiber is coated with a protective jacket and wound on a spool. Individual fibers are often wrapped or packaged with other fibers to form cables consisting of up to 864 strands of fiber. After manufacturing the fiber itself, the fiber is packaged in a cable in various combinations of fiber types and quantities to form a fiber optic cable that is sold to customers.

OFS BrightWave produces fiber optic cables in a broad range of fiber types, fiber bundling, fiber counts and sheath designs. These cable products provide state of the art terabit transport in configurations up to 864 fibers in ribbons for dense metro and long haul routes and smaller ribbons or loose fiber bundles for last mile applications.

OFS BrightWave's customers compete in markets characterized by rapid technological changes, decreasing product life cycles, global price competition and increased user applications. These markets have experienced significant expansion in the number and types of products and services they offer to end-users, particularly in personal computing, portable access communication devices and expanded networking capability.

OFS BrightWave's primary competitors include Corning, Pirelli, Alcatel and several internationally-based competitors. While the optical fiber industry has major barriers to entry, including capital and intellectual property, current market conditions are extremely difficult. Due primarily to the difficult market environment for certain telecommunications products and challenging global economic conditions, we expect ongoing pricing pressure and weak demand industry wide for fiber optic cable products during 2003. We believe that OFS BrightWave has taken significant steps to reduce its cost structure. However, based on the ongoing difficult market conditions, we expect that OFS BrightWave will incur losses through 2003.

Research and Development

Our research, development and engineering expenditures for the creation and application of new and improved products and processes were $6 million, $7 million and $18 million for the years ended December 31, 2002, 2001 and 2000, respectively. We focus our research and development efforts primarily on two areas:

- those product areas that we believe have the potential for broad market applications and significant sales within a one-to-three year period; and
- new manufacturing technologies to achieve cost reductions.

During 2002, our major projects consisted of research and engineering activities related to developing new and more cost effective cable designs. Also, we continued research and engineering activities related to the production of certain copper clad metals in order to advance the design of those materials and related processes to the point that they meet specific functional and economic requirements. We undertook this project in an effort to reduce material costs and reliance on limited sources of key raw materials and incorporated the new designs and related processes into production during the third quarter of 2002.

Sales and Distribution

We market our products worldwide through a combination of more than 140 direct sales, territory managers and manufacturers' representative personnel. We support our sales organization with regional service centers in: Alabama; Nevada; North Carolina; Puerto Rico; Australia; Belgium; Brazil; Spain and England. In addition, we utilize local inventories, sales literature, internal sales service support, design engineering services and a group of product engineers who travel with sales personnel and territory managers and assist in product application issues, and conduct technical seminars at customer locations to support our sales organization. We have expanded our global presence through our acquisition of Europe's largest manufacturer of cable television coaxial cable and our establishment of a manufacturing and distribution facility in Brazil.

A key aspect of our customer support and distribution chain is the use of our private truck fleet. We believe that our ability to offer rapid delivery services, materials management and logistics services to customers through our private truck fleet is an important competitive advantage.

Our products are sold and used in a wide variety of applications. Our products primarily are sold directly to cable system operators, telecommunications companies, original equipment manufacturers and indirectly through distributors. There has been a trend on the part of larger customers to consolidate their lists of qualified suppliers to companies that have a global presence, can meet quality and delivery standards, have a broad product portfolio and design capability, and have competitive prices. We have concentrated our efforts on service and productivity improvements including advanced computer aided design and manufacturing systems, statistical process controls and just-in-time inventory programs to increase product quality and shorten product delivery schedules. Our strategy is to provide a broad selection of products in the areas in which we compete. We have achieved a preferred supplier designation from many of our cable television, telephone and original equipment manufacturer customers. We continue to strengthen our information technology infrastructure, which we believe will help us continue to improve business practices.

Cable television services in the United States are provided primarily by cable television system operators. It is estimated that the five largest cable television system operators account for more than 70% of the cable television subscribers in the United States. The major cable television system operators include such companies as Comcast (which merged with AT&T Broadband in November 2002), AOL Time Warner, Charter Communications, Cox Communications and Adelphia Communications. Many of the major cable television system operators are our customers, including those listed above. During the year ended December 31, 2002, Comcast, as if combined with AT&T Broadband for the full year, accounted for approximately 20% of our net sales, compared to approximately 10% of our net sales as if they were combined for the full years ended December 31, 2001 and 2000. No other customer accounted for 10% or more of our net sales during 2002, 2001 or 2000.

Patents and Trademarks

We pursue an active policy of seeking intellectual property protection, namely patents and registered trademarks, for new products and designs. On a worldwide basis, we hold 71 patents and have 121 pending applications. We also have 134 registered trademarks and 100 pending trademark applications worldwide. We consider our patents and trademarks to be valuable assets, but no single patent or trademark is material to our operations as a whole. We intend to rely on our intellectual property rights including our proprietary knowledge, trade secrets and continuing technological innovation to develop and maintain our competitive position.

We have entered into cross-licensing arrangements with Furukawa, providing us with access to key technology for communications cables, especially fiber optic cables.

Backlog

At December 31, 2002, 2001 and 2000, we had an order backlog of approximately $26 million, $22 million and $156 million, respectively. Orders typically fluctuate from quarter to quarter based on customer demand and general business conditions. Backlog includes only orders for products scheduled to be shipped within six months. In some cases, unfilled orders may be canceled prior to shipment of goods; but cancellations historically have not been material. However, our current order backlog may not be indicative of future demand.

Competition

We encounter competition in substantially all areas of our business. We compete primarily on the basis of product specifications, quality, price, engineering, customer service and delivery time. Competitors include large, diversified companies, some of which have substantially greater assets and financial resources than we do, as well as medium to small companies. We also face competition from certain smaller companies that have concentrated their efforts in one or more areas of the coaxial cable market. We believe that we enjoy a strong competitive position in the coaxial cable market due to our position as a low-cost, high-volume coaxial cable producer and reputation as a high-quality provider of state-of-the-art cables with a strong orientation toward customer service. We also believe that we enjoy a strong competitive position in the electronic cable market due to our large direct field sales organization within the local area network group, the comprehensive nature of our product line and our long established reputation for quality.

Raw Materials

In the manufacture of coaxial and twisted pair cables, we process metal tubes, tapes and wires including bimetallic center conductors (wires made of aluminum or steel with thin outer skins of copper) that are fabricated from high-grade aluminum, copper and steel. Most of these fabricated metal components are purchased under supply arrangements with some portion of the unit pricing indexed to commodity market prices for these metals. We have adopted a hedging policy pursuant to which we may, from time to time, attempt to match futures contracts or option contracts for a specific metal with some portion of the anticipated metal purchases for the same periods. Other major raw materials we use include polyethylenes, polyvinylchlorides, FEP and other plastic insulating materials, optical fibers, and wood and cardboard shipping and packaging materials (some of which are available only from limited sources).

Over the past twelve months, we have increased internal production of bimetallic center conductors, which are a fundamental component of coaxial cables. During 2002, we produced roughly half of our requirements internally and purchased the remaining amount from Copperweld Corporation, referred to herein as Copperweld. Purchases from Copperweld totaled less than 5% of our total raw material purchases for the year. Management believes that our internal production of bimetallic center conductors will be sufficient to meet nearly all of our requirements for 2003. However, the loss of our ability to produce these conductors would likely require the purchase of bimetallic center conductors from Copperweld. Copperweld's inability to supply, and/or our failure to manufacture or adequately expand our internal production of these products, could have a material adverse effect on our business and financial condition.

In addition, we internally produce a significant portion of our requirements for fine aluminum wire, which is available externally from only a limited number of suppliers. Although this is a smaller raw material purchase than bimetallic center conductors, our failure to manufacture or adequately expand our internal production of fine aluminum wire, and/or our inability to obtain these materials from other sources in adequate quantities on acceptable terms, could have a materially adverse effect on our business and financial condition.

FEP is the primary raw material used throughout the industry for producing flame retarding cables for local area network applications. There are few worldwide producers of FEP and market supplies have been periodically limited over the past several years. Availability of adequate supplies of FEP will be critical to future local area network cable sales growth.

Optical fiber is a primary material used for making fiber optic cables. Optical fibers that are capable of transmitting light over a wider spectrum (e.g., greater bandwidth) are becoming increasingly important to the cable television and other local access telecommunication markets. There are few worldwide suppliers of these premium optical fibers. Availability of adequate supplies of premium optical fiber will be critical to future fiber optic cable sales growth. We believe that our equity investment in OFS BrightWave and our optical fiber supply arrangement (which does not contain minimum volume requirements or specific pricing) with an OFS BrightWave affiliate address concerns about continuing availability of these materials and enhance our ability to support the demand for fiber optic cable.

Plastics and polymers, which are used to insulate and protect cables, accounted for roughly 25% of our raw material purchases during 2002. Certain polymers such as polyethylene are derived from oil and natural gas and have been under significant pricing pressure as a result of the political and economic instability in the Middle East and South America. We do not expect the availability of polyethylene to be interrupted; however, if supplies become limited and prices rise significantly, it could have a materially adverse impact on our results of operations.

Alternative sources of supply or access to alternative materials are generally available for all other major raw materials we use. We believe supplies of all other major raw materials we use are generally adequate and we expect them to remain so for the foreseeable future. However, further supplier consolidations, bankruptcies or insolvencies could materially adversely affect our ability to obtain adequate supplies of raw materials on acceptable terms.

Environment

We use some hazardous substances and generate some solid and hazardous waste in the ordinary course of our business. As a result, we are subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. Because of the nature of our business, we have incurred, and will continue to incur, costs relating to compliance with these environmental laws. Although we believe that we are in substantial compliance with such environmental requirements, and we have not in the past been required to incur material costs in connection with this compliance, there can be no assurance that our costs to comply with these requirements will not increase in the future. Although we are unable to predict what legislation or regulations may be adopted in the future with respect to environmental protection and waste disposal, compliance with existing legislation and regulations has not had and is not expected to have a materially adverse effect on our operations or financial condition.

Employees

At December 31, 2002, we employed approximately 2,800 people. Substantially all employees are located in the United States. We also have employees in foreign countries, including those located in Belgium and Brazil. We believe that our relations with our employees are satisfactory.

Available Information

Our website can be found on the Internet at www.commscope.com. This website contains frequently updated information about us and our operations. Copies of each of our filings with the Securities and Exchange Commission on Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports can be viewed and downloaded free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC by accessing www.commscope.com and clicking on *Investor Relations/News* and then clicking on *SEC Filings.*

Our website also contains a copy of our Code of Ethics and Business Conduct that can be downloaded free of charge.

Our Code of Ethics and Business Conduct and any of our reports on Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports, can also be obtained in print by any stockholder who requests them from our Investor Relations Department:

Investor Relations
CommScope, Inc.
1100 CommScope Place, SE
P.O. Box 339
Hickory, North Carolina 28602
U.S.A.
Phone: +1 828 324 2200
Fax: +1 828 982 1708
E-mail: parmstro@commscope.com

ITEM 2. PROPERTIES

Our principal administrative, production and research and development facilities are located in the following locations:

The Hickory, North Carolina facility occupies approximately 84,000 square feet and is owned by us. The Hickory facility houses our executive offices, sales office and customer service department and certain corporate and administrative functions.

The Catawba, North Carolina facility occupies approximately 1,000,000 square feet and is owned by us. The Catawba facility manufactures coaxial cables, is the major distribution facility for our products and houses certain administrative and engineering activities, as well as our private truck fleet.

The Claremont, North Carolina facility occupies approximately 587,500 square feet and is owned by us. The Claremont facility manufactures coaxial, copper twisted pair and fiber optic cables and houses certain of our administrative, sales and engineering activities.

The Scottsboro, Alabama facility occupies approximately 150,000 square feet and is owned by us. The Scottsboro facility manufactures coaxial cables.

The Statesville, North Carolina facility occupies approximately 315,000 square feet and is owned by us. The Statesville facility houses certain cable-in-conduit manufacturing, wire fabrication, recycling, research and development, and engineering activities.

The Seneffe, Belgium facility occupies approximately 134,000 square feet, including a warehouse, and is owned by us. The Seneffe facility houses certain coaxial cable manufacturing and sales activities for HFC, wireless and other applications.

The Newton, North Carolina facility occupies approximately 455,000 square feet of wireless cable manufacturing, office and warehouse space and is owned by us. This facility houses some of our administrative, engineering, and research and development functions as well as manufacturing and sales activities for our wireless products group.

The Sparks, Nevada facility occupies approximately 225,500 square feet under a lease expiring in 2006 with additional renewal terms available. The Sparks facility manufactures cable-in-conduit products and houses regional service and distribution activities.

The Jaguariuna, Brazil facility occupies approximately 283,000 square feet of manufacturing and office space and is owned by us. The Jaguariuna facility houses certain coaxial cable manufacturing and sales activities for HFC, wireless and other applications.

We own a 259,000 square-foot facility in Kings Mountain, North Carolina that we constructed in the past few years, but are currently not using. This property is currently being marketed and offered for sale.

We believe that our facilities and equipment generally are well maintained, in good operating condition and suitable for our purposes and adequate for our present operations. While we currently have excess manufacturing capacity in our facilities, utilization is subject to change based on customer demand. Although we have no current plans to significantly reduce capacity in our facilities, we can give no assurances that we will not continue to have excess manufacturing capacity over the long-term.

ITEM 3. LEGAL PROCEEDINGS

We are either a plaintiff or a defendant in pending legal matters in the normal course of business; however, management believes none of these legal matters will have a materially adverse effect on our business or financial condition upon their final disposition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the three months ended December 31, 2002.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the New York Stock Exchange under the symbol "CTV." The following table sets forth the high and low sale prices as reported by the New York Stock Exchange for the periods indicated.

	Common Stock Price Range	
	High	Low
2001		
First Quarter	$ 22.50	$ 14.75
Second Quarter	$ 26.80	$ 15.00
Third Quarter	$ 24.45	$ 15.66
Fourth Quarter	$ 22.91	$ 16.50
2002		
First Quarter	$ 23.65	$ 14.40
Second Quarter	$ 18.40	$ 10.75
Third Quarter	$ 12.52	$ 6.12
Fourth Quarter	$ 9.77	$ 6.45

As of March 14, 2003, the approximate number of registered stockholders of record of our common stock was 654.

We have never declared or paid any cash dividends on our common stock. We do not currently intend to pay cash dividends in the foreseeable future, but intend to reinvest earnings in our business. Certain of our debt agreements contain limits on our ability to pay cash dividends on our common stock.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents our historical selected financial data as of the dates and for the periods indicated. The data for each of the years presented are derived from our audited consolidated financial statements. The information set forth below should be read in conjunction with our audited consolidated financial statements, our audited consolidated financial statements, our unaudited condensed consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

Five-Year Summary of Selected Financial Data
(In thousands, except per share amounts)

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Results of Operations:					
Net sales	$598,467	$738,498	$950,026	$748,914	$571,733
Gross profit	120,555	179,644	251,054	200,106	134,593
Operating income (loss)	(15,410)	62,874	146,051	117,517	72,843
Equity in losses of OFS BrightWave, LLC	(53,722)	(6,922)	—	—	—
Net income (loss)	(67,152)	27,865	84,887	68,077	39,231
Net Income (Loss) Per Share Information:					
Weighted average number of shares outstanding:					
Basic	61,171	52,692	51,142	50,669	49,221
Assuming dilution	61,171	53,500	56,047	52,050	49,521
Net income (loss) per share:					
Basic	$ (1.10)	$ 0.53	$ 1.66	$ 1.34	$ 0.80
Assuming dilution	$ (1.10)	$ 0.52	$ 1.60	$ 1.31	$ 0.79
Other Information:					
Net cash provided by operating activities	$103,825	$158,168	$ 44,924	$ 79,419	$ 82,971
Depreciation and amortization	36,916	40,529	35,799	29,295	24,662
Additions to property, plant and equipment	22,616	70,841	98,640	57,149	22,784

	As of December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and cash equivalents	$120,102	$ 61,929	$ 7,704	$ 30,223	$ 4,129
Property, plant and equipment, net	229,515	277,169	251,356	181,488	135,082
Total assets	772,668	889,005	721,182	582,535	465,327
Working capital	213,971	199,125	209,104	146,952	93,982
Long-term debt, including current maturities	183,300	194,569	227,436	198,402	181,800
Stockholders' equity	517,535	606,514	374,520	281,344	203,972

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPANY BACKGROUND

CommScope, Inc., through its wholly owned subsidiaries and equity method investee, operates in the cable manufacturing business with manufacturing facilities located in the United States, Europe and Latin America. We are a leading worldwide designer, manufacturer and marketer of a wide array of broadband coaxial cables and other high-performance electronic and fiber optic cable products for cable television, telephony, Internet access, wireless communications and other broadband services. We believe we are the world's largest manufacturer of coaxial cable for hybrid fiber coaxial (HFC) broadband networks. We are also a leading supplier of coaxial, twisted pair and fiber optic cables for premise wiring (local area networks), wireless and other communication applications.

Effective November 16, 2001, we acquired, through our indirect wholly-owned subsidiary CommScope Optical, an approximate 18.4% interest in OFS BrightWave, a Delaware limited liability company, formed by us and Furukawa to operate certain fiber optic cable and transmission fiber assets of the OFS Group acquired from Lucent. We issued 10.2 million shares of our common stock to Lucent, valued at $203.4 million in aggregate, in lieu of a portion of the cash purchase price payable by Furukawa to Lucent pursuant to an asset and stock purchase agreement entered into in connection with the acquisition of a portion of Lucent's OFS Group. Of the amount paid by us, $173.4 million represented our capital contribution to OFS BrightWave and the remaining $30.0 million represented a revolving loan from CommScope Optical to OFS BrightWave. An indirect wholly-owned subsidiary of Furukawa owns the remaining 81.6% equity interest in OFS BrightWave. The businesses acquired include transmission fiber and cable manufacturing capabilities at a 2.9 million square foot facility in Norcross, Georgia, as well as facilities in Germany and Brazil, an interest in a joint venture in Carrollton, Georgia and an interest in a joint venture in Russia. We expect our investment in OFS BrightWave and other arrangements with Furukawa and its subsidiaries to provide access to optical fiber, including premium fiber, under a supply agreement, enhance our technology platform with access to key intellectual property, and create a strategic partner in optical fiber and fiber optic cable manufacturing.

As of October 9, 2002, we and Furukawa purchased 10.2 million shares of our common stock from Lucent for $53,040,000, or $5.20 per share. Of the total 10.2 million shares of our common stock purchased from Lucent, Furukawa purchased approximately 7.7 million shares for $40 million and we purchased approximately 2.5 million shares for $13 million.

CRITICAL ACCOUNTING POLICIES

"Management's Discussion and Analysis of Financial Condition and Results of Operations" includes discussion and analysis of our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and their underlying assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other objective sources. Management bases its estimates on historical experience and on assumptions that are believed to be reasonable under the circumstances and revises its estimates, as appropriate, when changes in events or circumstances indicate that revisions may be necessary. Significant accounting estimates reflected in our financial statements include the allowance for doubtful accounts, inventory excess and obsolescence reserves, distributor price protection reserves, reserves for sales returns, discounts, allowances, and rebates, income tax valuation allowances, and impairment reviews for investments, fixed assets, goodwill and other intangibles. Although these estimates are based on management's knowledge of and experience with past and current events and on management's assumptions about future events, it is at least reasonably possible that they may ultimately differ materially from actual results.

Management believes the following critical accounting policies require its more significant judgments and estimates used in the preparation of its consolidated financial statements. We maintain allowances for doubtful accounts for estimated losses expected to result from the inability of our customers to make required payments. These estimates are based on management's evaluation of the ability of our customers to make payments, focusing on customer financial difficulties and age of receivable balances. An adverse change in financial condition of a significant customer or group of customers could materially affect management's estimates related to doubtful accounts. We record estimated reductions to revenue for customer programs and incentive offerings, such as discounts, allowances, rebates and distributor price protection programs. These estimates are based on contract terms, historical experience, inventory levels in the distributor channel, and other factors. Management believes it has sufficient historical experience to allow for reasonable and reliable estimation of these reductions to revenue. However, declining market conditions could result in increased estimates of sales returns and allowances and potential distributor price protection incentives, resulting in incremental reductions to revenue. We maintain allowances for excess and obsolete inventory. These estimates are based on management's assumptions about and analysis of relevant factors including current levels of orders and backlog, shipment experience, forecasted demand and market conditions. We do not believe our products are subject to a significant risk of obsolescence in the short term and management believes it has the ability to adjust production levels in response to declining demand. However, if actual market conditions become less favorable than anticipated by management, additional allowances for excess and obsolete inventory could be required. Management reviews intangible assets, investments, and other long-lived assets for impairment when events or changes in circumstances indicate that their carrying values may not be fully recoverable. Goodwill is tested for impairment annually as of August 31 and on an interim basis when events or circumstances change. Management assesses potential impairment of the carrying values of these assets based on market prices, if available, or assumptions about and estimates of future cash flows expected to arise from these assets. Future cash flows may be adversely impacted by operating performance, market conditions, and other factors. If an impairment is indicated by this analysis, the impairment charge to be recognized, if any, would be measured as the amount by which the carrying value exceeds fair value, estimated by management based on market prices, if available, or forecasted cash flows, discounted using a discount rate commensurate with the risks involved. Assumptions related to future cash flows and discount rates involve management judgment and are subject to significant uncertainty. If actual future cash flows, discount rates and other assumptions used in the assessment and measurement of impairment differ from management's estimates and forecasts, additional impairment charges could be required. Discussion of 2002 impairment charges is located under the heading "Impairment charges for fixed assets and investments" within the "Comparison of results of operations for the year ended December 31, 2002 with the year ended December 31, 2001." The results of our transitional goodwill impairment test and our first annual goodwill impairment test are discussed in the "Notes to Consolidated Financial Statements" included in Item 8 of this Form 10-K.

FINANCIAL HIGHLIGHTS

	Year Ended December 31,		
	2002	2001	2000
Net income (loss)	$ (67,152)	$ 27,865	$ 84,887
Net income (loss) per share – assuming dilution	(1.10)	0.52	1.60

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 WITH THE YEAR ENDED DECEMBER 31, 2001

Net sales

Net sales for the year ended December 31, 2002 decreased $140.0 million or 19% to $598.5 million, from 2001. The decrease in net sales was mainly due to the challenging global business environment in telecommunications, which continues to result in reduced demand for many product lines both domestically and internationally. Additionally, net sales were impacted by reduced shipments to Adelphia Communications Corporation, referred to herein as Adelphia, and ongoing competitive pricing pressures for fiber optic cable, wireless and other telecommunications products.

The following table presents (in millions) our revenues by broad product group as well as domestic versus international sales for the years ended December 31, 2002 and 2001:

	2002 Net Sales	% of 2002 Net Sales	2001 Net Sales	% of 2001 Net Sales
Broadband/Video Products	$ 496.5	83.0 %	$ 588.3	79.7 %
LAN Products	81.2	13.6	88.3	12.0
Wireless & Other Telecom Products	20.8	3.4	61.9	8.3
Total worldwide sales	$ 598.5	100.0 %	$ 738.5	100.0 %
Domestic sales	$ 487.0	81.4 %	$ 565.2	76.5 %
International sales	111.5	18.6	173.3	23.5
Total worldwide sales	$ 598.5	100.0 %	$ 738.5	100.0 %

For the year ended December 31, 2002, international sales decreased $61.8 million, or 36%, to $111.5 million, from 2001, with sales down year over year in nearly all regions primarily due to the difficult global business environment. While we believe that near term international sales will be depressed until the global economy improves, we remain optimistic about the long-term global opportunities for broadband cable.

Net sales of broadband and other video distribution products, referred to herein as Broadband/Video Products, for the year ended December 31, 2002 decreased $91.8 million, or 16%, to $496.5 million, from 2001. The decrease was primarily attributable to lower sales volumes, and was significantly affected by the downturn in international demand. Comcast Corporation merged with AT&T Broadband in November 2002, to create a new company named Comcast Corporation, referred to herein as Comcast. During the year ended December 31, 2002, Comcast, as if combined with AT&T Broadband for the full year, accounted for approximately 20% of our net sales, compared to approximately 10% of our net sales as if they were combined for the full year ended December 31, 2001. The impact of increased sales to Comcast, on a pro forma basis for the full year, was more than offset by lower shipments to Adelphia and Charter Communications, Inc., referred to herein as Charter, in addition to lower sales of fiber optic cable. Domestic Broadband/Video sales decreased approximately 7% year over year. The decrease in domestic sales of Broadband/Video Products was driven primarily by reduced shipments to Adelphia and Charter and significant pricing pressures for fiber optic cable. Sales of fiber optic cable, primarily for broadband applications, represented more than 10% of total sales in 2002. During 2002, we enhanced our fiber optic market position for HFC applications despite lower overall sales and significant pricing pressure. While we expect the market for fiber optic cable to remain difficult during 2003, we believe that our ability to offer both coaxial and fiber optic cable, as well as other types of communications cables, continues to be an important competitive advantage.

Net sales of local area network and other data application products, referred to herein as LAN Products, for the year ended December 31, 2002 decreased $7.1 million, or 8%, to $81.2 million, from 2001. The decrease was primarily driven by lower volume resulting from year-end inventory reductions by distributors and pricing pressure due to difficult market conditions. Although our sales were impacted by the loss of Graybar Electric Company, Inc., previously one of our leading distribution channels for LAN and other video-related products, we believe that we were able to offset the lost sales in LAN Products by redirecting project business and utilizing our strong brand recognition.

Net sales of wireless and other telecommunications products, referred to herein as Wireless and Other Telecom Products, for the year ended December 31, 2002 decreased $41.1 million, or 66%, to $20.8 million, from 2001, primarily due to the combination of lower volume and pricing pressure. We expect ongoing softness and significant competitive pressures for our Wireless and Other Telecom Products. The general slowdown in telecommunications capital spending and the inability of certain customers to get financing for their projects has had a significant impact on sales of our Wireless Products, and we continue to experience aggressive competition in the wireless market.

Gross profit (net sales less cost of sales)

Gross profit for the year ended December 31, 2002 was $120.6 million, compared to $179.6 million for 2001, a decrease of 33%. Gross profit margin decreased over 400 basis points to 20.1% for the year ended December 31, 2002, compared to 24.3% for 2001. The decreases in gross profit and gross profit margin were primarily due to lower sales volumes and competitive pricing pressure for certain products, including fiber optic cable and LAN products. Management expects the rising cost of raw materials such as plastics and polymers, which are derived from oil and natural gas, to result in increased cost of sales. Although the Company expects to recover these costs by raising prices of certain products, the inability to do so could result in lower gross profit and gross profit margin.

We reduced our workforce by approximately 200 employees, or 8%, during the third quarter of 2002. In December 2002, we announced an additional reduction of our workforce of approximately 150 employees, or 5%, that was effective in January 2003. The reductions were primarily in response to the challenging global business environment. We recorded total pretax charges related to these workforce reductions of approximately $2.2 million in cost of sales for employee termination benefits during 2002. We intend to continue evaluating all aspects of our business and to take appropriate action to position us for long-term success and strong competitiveness.

Selling, general and administrative expense

Selling, general and administrative, referred to herein as SG&A, expense for the year ended December 31, 2002 increased $21.2 million, or 25%, to $104.7 million, from 2001. The increase in SG&A expense was primarily due to the increase in bad debt expense related to the write-off of Adelphia receivables in 2002, which totaled $21.4 million. Excluding the Adelphia write-off, SG&A expense declined slightly for the year ended December 31, 2002 compared to the year ended December 31, 2001. We believe we have taken appropriate charges for doubtful accounts as a result of the difficult market environment based on our analysis of customer financial difficulties, age of receivable balances, and other relevant factors.

For the year ended December 31, 2002, SG&A expense as a percentage of net sales was 17.5%, or 13.9% excluding the write-off of Adelphia receivables, compared to 11.3% for the year ended December 31, 2001. The increase in SG&A expense as a percentage of net sales, excluding the write-off of Adelphia receivables in 2002, was primarily due to sales declining faster than sales and marketing expenses, as well as our ongoing investment in our information technology infrastructure. We plan to continue investing in our information technology infrastructure in order to further differentiate our service model through technology. We also intend to continue to fund domestic and international sales and marketing efforts in order to enhance our competitive position around the world in anticipation of improving global economic conditions.

Research and development

Research and development expense as a percentage of net sales remained stable at 1.0% for the year ended December 31, 2002 compared to the year ended December 31, 2001. During 2002, our major projects consisted of research and engineering activities related to developing new and more cost effective cable designs. Also, we continued research and engineering activities related to the production of certain copper clad metals in order to advance the design of those materials and related processes to the point that they meet specific functional and economic requirements. We undertook this project in an effort to reduce material costs and reliance on limited sources of key raw materials and incorporated the new designs and related processes into production during the third quarter of 2002. We expect research and development expense to remain at approximately 1% of net sales in the near term.

Terminated acquisition costs

Our acquisition of an 18.4% ownership interest in OFS BrightWave as of November 16, 2001 was restructured from a previously contemplated joint venture arrangement announced July 24, 2001. Under the originally contemplated arrangement, we would have formed two joint ventures with Furukawa to acquire certain fiber optic cable and transmission fiber assets of Lucent's OFS Group. Given the uncertain economic environment and severe downturn in the telecommunications market as well as associated difficulties in the financing markets following the September 11, 2001 tragedy, we agreed with Furukawa to restructure the joint venture arrangements, resulting in a reduced ownership participation for us. As a result of the restructuring of this venture, we recorded pretax charges of approximately $8.0 million, or $0.09 per diluted share, net of tax, during 2001, related to financing and formation costs of the original joint venture arrangements, which are not capitalizable as part of our investment in the restructured venture.

Impairment charges for fixed assets and investments

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains many of its fundamental provisions. Long-lived assets must be tested for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Due to the difficult business environment in telecommunications and the continuing decline in demand for our products, we performed a test of recoverability for our long-lived assets during the third quarter of 2002. As a result of this impairment test, we recognized pretax impairment charges for fixed assets in the amount of $25.1 million, or $0.26 per share, net of tax, during 2002. The break-down of these impairment charges was as follows (in millions):

Wireless cable manufacturing assets	$ 15.1
Fiber optic cable manufacturing assets	5.3
Other telecommunications cable manufacturing assets	3.0
Other manufacturing assets	1.7
Total impairment charges	$ 25.1

Our long-term undiscounted cash flow forecasts indicated that the carrying amounts of fixed assets used to manufacture our wireless, fiber optic cable and other telecom products may not be recoverable as of September 30, 2002. In addition, our quarterly review of idle and obsolete fixed assets indicated additional impairment for specifically identified manufacturing equipment. The impairment loss recognized in the third quarter of 2002 was measured as the amount by which the carrying values of the impaired assets exceeded their respective fair values. Fair values were determined using the best available information, including independent appraisal, third-party and internal market value estimates, and discounted cash flows.

During 2001 we recorded pretax charges of approximately $12.8 million, or $0.18 per diluted share, net of tax, related to the impairment of certain assets. Management identified specific assets that were determined to have no future use in our operations and assets whose anticipated undiscounted future cash flows were less than their carrying values. These impairment adjustments included equipment charges and a write-down of our Kings Mountain facility, which was under construction. Equipment that was intended for the Kings Mountain facility is being held for possible deployment internationally. The impairment charges also included the write-off of an investment in a wireless infrastructure project management company, now in the process of being liquidated, whose fair value was determined to be zero. The tax benefit of the capital loss arising from impairment of this investment has been offset by a valuation allowance due to uncertainty about our ability to utilize this tax deduction.

Net interest expense

Net interest expense for the year ended December 31, 2002 was $6.7 million, compared to $7.5 million for 2001. Our weighted average effective interest rate on outstanding borrowings, including amortization of associated loan fees, was 4.29% as of December 31, 2002, compared to 4.61% as of December 31, 2001. The decrease in net interest expense was primarily due to lower average outstanding balances on long-term debt and lower variable interest rates. We expect net interest expense to remain relatively stable in 2003, as compared to 2002.

Income taxes

Our effective income tax rate was 37% for the years ended December 31, 2002 and 2001. We expect the effective income tax rate for 2003 to remain at approximately 37%.

Equity in losses of OFS BrightWave, LLC

For the year ended December 31, 2002, our 18.4% equity interest in the losses of OFS BrightWave was approximately $85.4 million, pretax. For the six week period from November 17, 2001 to December 31, 2001, our 18.4% equity interest in the losses of OFS BrightWave was approximately $11.3 million, pretax. Since OFS BrightWave has elected to be taxed as a partnership, we recorded a tax benefit related to our 18.4% equity interest in the flow-through losses of approximately $31.5 million for the year ended December 31, 2002 and approximately $4.2 million for the six week period ended December 31, 2001. Although OFS BrightWave benefited from revenue expansion and cost reduction efforts during 2002, OFS BrightWave operates in some of the same markets we do and its financial results were also adversely affected by the downturn in the global economy and the telecommunications industry. Due primarily to these conditions, OFS BrightWave incurred losses of $464 million during the year ended December 31, 2002, nearly half of which resulted from charges for the write-off of goodwill and certain fixed assets, restructuring and employee separation costs and other cost reduction activities. The total of these charges recognized by OFS BrightWave during 2002 was $217 million, net of a $32 million tax benefit from losses generated by a domestic c-corporation subsidiary of OFS BrightWave. The losses of approximately $61 million incurred by OFS BrightWave during the six-week period ended December 31, 2001 were impacted by nonrecurring startup and organizational costs of approximately $15 million, related to the write-off of in-process research and development, separation from Lucent and commencement of independent operations.

In addition, OFS BrightWave is party to manufacturing and supply agreements with OFS Fitel, an indirect, wholly-owned subsidiary of Furukawa. As a result of Furukawa's controlling interest in both ventures, it has significant influence over the structure and pricing of these agreements. Future changes in these terms, over which we have limited influence, could have a material impact on the profitability of OFS BrightWave and ultimately on our results of operations. Due primarily to the difficult market environment for certain telecommunications products and challenging global economic conditions, we expect ongoing pricing pressure and weak demand industry wide for fiber optic cable products during 2003. Based on these expectations, we believe that OFS BrightWave will incur losses in the near term, and that as a result we will continue to recognize noncash equity method losses from our investment in OFS BrightWave. Despite these recent losses, we believe our investment in OFS BrightWave and our strategic relationship with Furukawa have enhanced our competitive position with the domestic broadband and LAN service providers.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 WITH THE YEAR ENDED DECEMBER 31, 2000

Net sales

Net sales for the year ended December 31, 2001 decreased $211.5 million or 22% to $738.5 million, from 2000. The decrease in net sales was mainly due to deteriorating global economic conditions which resulted in declining demand and competitive pricing pressures for some product lines both domestically and internationally.

The following table presents (in millions) our revenues by broad product group as well as domestic versus international sales for the years ended December 31, 2001 and 2000:

	2001 Net Sales	% of 2001 Net Sales	2000 Net Sales	% of 2000 Net Sales
Broadband/Video Products	$ 588.3	79.7 %	$ 723.8	76.2 %
LAN Products	88.3	12.0	85.3	9.0
Wireless & Other Telecom Products	61.9	8.3	140.9	14.8
Total worldwide sales	$ 738.5	100.0 %	$ 950.0	100.0 %
Domestic sales	$ 565.2	76.5 %	$ 717.6	75.5 %
International sales	173.3	23.5	232.4	24.5
Total worldwide sales	$ 738.5	100.0 %	$ 950.0	100.0 %

For the year ended December 31, 2001, international sales decreased $59.1 million, or 25%, to $173.3 million, from 2000, with sales down year over year in all regions primarily due to the difficult global environment. During 2001, we opened a new manufacturing facility in Brazil, which we expect will enhance our competitive position in Latin America, especially when this region's economy improves.

Net sales of Broadband/Video Products for the year ended December 31, 2001 decreased $135.5 million, or 19%, to $588.3 million, from 2000. The decrease was primarily attributable to lower sales volumes, and was significantly affected by the downturn in international demand. Increases in sales to most of the large domestic broadband service providers were more than offset by substantial decreases in sales to alternate service providers and to AT&T Broadband. Domestic Broadband/Video sales decreased approximately 16% year over year. The decrease in Broadband/Video Products sales volume was somewhat offset by modest price increases for certain HFC products. Sales were also positively affected by a favorable shift in product mix resulting from sales of fiber optic cable, primarily for broadband applications, which represented approximately 15% of total sales in 2001. However, sales of fiber optic cable slowed during the second half of 2001 as a result of challenging market conditions and competitive pricing pressures.

Net sales of LAN Products for the year ended December 31, 2001 increased $3.0 million, or 4%, to $88.3 million, from 2000. The increase was primarily due to a favorable shift to more enhanced products at higher unit prices, offset by a decline in unit volume. Net pricing was not a significant factor in the year-over-year increase in sales of LAN Products. We began implementing a comprehensive performance improvement plan for our LAN Products group during the fourth quarter of 2000. This plan included, among other things, reorganizing LAN sales and operational management as well as ongoing efforts to reduce distribution channel inventory, improve efficiency, and increase the velocity of the manufacturing and distribution cycle. This reorganization resulted in growth in both sales and profitability of our LAN Products and we believe it has improved our ability to provide world-class network cabling solutions to our domestic customers.

Net sales of Wireless and Other Telecom Products for the year ended December 31, 2001 decreased $79.0 million, or 56%, to $61.9 million, from 2000, primarily due to lower sales of Other Telecom Products related to telephone central office applications. The decrease in sales of Other Telecom Products was primarily driven by lower volumes, offset somewhat by a favorable shift in product mix. Sales of Wireless

Products were down significantly year over year primarily due to the general slowdown in telecommunications capital spending and the inability of certain customers to get financing for their projects. The decrease in sales of Wireless Products was primarily driven by lower volumes, and was impacted somewhat by an unfavorable shift in product mix. During 2001 we expanded our global capacity in the wireless market and now have production capability in Latin America and Europe.

Gross profit (net sales less cost of sales)

Gross profit for the year ended December 31, 2001 was $179.6 million, compared to $251.1 million for 2000, a decrease of 28%. Gross profit margin decreased over 200 basis points to 24.3% for the year ended December 31, 2001, compared to 26.4% for 2000. The decreases in gross profit and gross profit margin were primarily due to lower sales volumes. Changes in material costs did not have a significant impact on 2001 gross profit margin.

Selling, general and administrative expense

SG&A expense for the year ended December 31, 2001 increased $2.3 million, or 3%, to $83.5 million, from 2000. The year-over-year increase in SG&A expense was primarily due to increased charges for doubtful accounts and ongoing investment in our information technology infrastructure. We recorded charges for doubtful accounts in the amount of approximately $6.5 million in 2001 compared to $4.5 million in 2000. We believe we have taken appropriate charges for doubtful accounts as a result of the difficult market environment based on our analysis of customer financial difficulties, age of receivable balances, and other relevant factors.

As a percentage of net sales, SG&A, expense was 11.3% for the year ended December 31, 2001 compared to 8.5% for the year ended December 31, 2000. The increase in SG&A expense as a percentage of net sales was primarily due to sales declining faster than sales and marketing expenses, as well as the factors discussed above.

Research and development

Research and development expense as a percentage of net sales decreased to 1.0% for the year ended December 31, 2001, compared to 1.9% for the year ended December 31, 2000. This decrease was primarily due to the substantial completion of certain aspects of our vertical integration projects for bimetallic wire fabrication and fine wire drawing in 2001. During 2001, our major projects consisted primarily of research and engineering activity related to the production of copper clad metals required to advance the design of those materials and related processes to the point that they meet specific functional and economic requirements and are ready for full-scale manufacturing. We have undertaken these projects as part of our vertical integration strategy in an effort to reduce materials costs and reliance on limited sources of key raw materials.

Terminated acquisition costs

Our acquisition of an 18.4% ownership interest in OFS BrightWave as of November 16, 2001 was restructured from a previously contemplated joint venture arrangement announced July 24, 2001. Under the originally contemplated arrangement, we would have formed two joint ventures with Furukawa to acquire certain fiber optic cable and transmission fiber assets of Lucent's OFS Group. Given the uncertain economic environment and severe downturn in the telecommunications market as well as associated difficulties in the financing markets following the September 11, 2001 tragedy, we agreed with Furukawa to restructure the joint venture arrangements, resulting in a reduced ownership participation for us. As a result of the restructuring of this venture, we recorded pretax charges of approximately $8.0 million, or $0.09 per diluted share, net of tax, during 2001, related to financing and formation costs of the original joint venture arrangements, which are not capitalizable as part of our investment in the restructured venture.

Impairment charges for fixed assets and investments

During 2001, we took a number of steps to manage costs and evaluated all aspects of our business in response to challenging industry conditions. As a result of our review, we recorded pretax charges of approximately $12.8 million, or $0.18 per diluted share, net of tax, during the year ended December 31, 2001 related to the impairment of certain assets. Management identified specific assets that were determined to have no future use in our operations and assets whose anticipated undiscounted future cash flows were less than their carrying values. These impairment adjustments included equipment charges and a write-down of our Kings Mountain facility, which was under construction. Equipment that was intended for the Kings Mountain facility is being held for possible deployment internationally. The impairment charges also included the write-off of an investment in a wireless infrastructure project management company, now in the process of being liquidated, whose fair value was determined to be zero. The tax benefit of the capital loss arising from impairment of this investment has been offset by a valuation allowance due to uncertainty about our ability to utilize this tax deduction.

Other income (expense), net

Other income (expense), net for the year ended December 31, 2000 included a pretax gain of $517 thousand related to the final liquidation of a closed Australian joint venture. This joint venture was completely dissolved as of December 29, 2000, when the deregistration period required by the Australian legal authorities expired.

Net interest expense

Net interest expense for the year ended December 31, 2001 was $7.5 million, compared to $9.7 million for 2000. Our weighted average effective interest rate on outstanding borrowings, including amortization of associated loan fees, was 4.61% as of December 31, 2001, compared to 5.14% as of December 31, 2000. The decrease in net interest expense was primarily due to lower average outstanding balances on long-term debt and lower variable interest rates.

Income taxes

Our effective income tax rate was 37% for the year ended December 31, 2001 compared to 38% for 2000. The decrease in our effective income tax rate was primarily a result of certain tax savings strategies. The benefit of these strategies was offset by valuation allowances established for deferred tax assets related to a capital loss carryforward on an investment and a foreign net operating loss carryforward, the realization of which is considered to be uncertain.

Equity in losses of OFS BrightWave, LLC

For the six week period from November 17, 2001 to December 31, 2001, our 18.4% equity interest in the losses of OFS BrightWave was approximately $11.3 million, pretax. Since OFS BrightWave has elected to be taxed as a partnership, we have recorded a tax benefit of approximately $4.2 million related to our 18.4% equity interest in the flow-through losses. The losses of approximately $61 million incurred by OFS BrightWave during the six-week period ended December 31, 2001 were impacted by nonrecurring startup and organizational costs of approximately $15 million, related to the write-off of in-process research and development, separation from Lucent and commencement of independent operations. OFS BrightWave operates in the same markets we do and its financial results were also adversely affected by the downturn in the global economy and the telecommunications industry.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity both on a short-term and long-term basis are cash and cash equivalents, cash flows provided by operations and availability under our senior secured revolving credit facility, referred to herein as secured credit facility. Reduced sales and profitability could reduce cash provided by operations and limit availability under the secured credit facility. In addition, increases in working capital, excluding cash and cash equivalents, related to increasing sales could reduce our operating cash flows in the short term until cash collections of accounts receivable catch up to the higher level of billings.

Cash provided by operating activities was $103.8 million for the year ended December 31, 2002, compared to $158.2 million for the year ended December 31, 2001. This year-over-year decrease in operating cash flow was primarily due to a smaller reduction in working capital in 2002, compared to 2001, primarily due to lower sales. The year-over-year decrease in income before noncash charges for depreciation, amortization, asset impairment, and equity method losses also contributed to the decrease in operating cash flow in 2002, compared to 2001.

Working capital increased 7% to $214.0 million at December 31, 2002, from $199.1 million at December 31, 2001. The increase in working capital was primarily due to the increase in our cash balance of $58.2 million to $120.1 as of December 31, 2002. Excluding cash and cash equivalents, working capital decreased by 32% primarily due to a decline in sales which resulted in reduced accounts receivable and inventory. However, we reduced the number of days outstanding in our accounts receivable during 2002 and our inventory turnover also improved as a result of our efforts to improve production efficiency.

During the year ended December 31, 2002, we invested $22.6 million in equipment and facilities compared to $70.8 million in 2001. Capital expenditures in 2002 included the acquisition of a previously leased corporate office building for $12.8 million. The additional capital spending during 2002 and 2001 was primarily for projects related to vertical integration, capacity expansion, and equipment upgrades. In 2001, we completed an aggressive three-year capacity expansion program that increased our overall production capability in order to position ourselves to meet anticipated worldwide demand for HFC products. While we may place additional production capability in important international markets, we expect capital expenditures to remain at a level below depreciation and amortization expense for the next several years. We currently expect capital expenditures to be in the range of $12 to $15 million in 2003, primarily for cost reduction efforts and information technology initiatives, depending upon business conditions.

We owed total long-term debt of $183.3 million, or 26% of our book capital structure, defined as long-term debt, including current portion, and total stockholders' equity, as of December 31, 2002, compared to $194.6 million, including current portion, or 24% of our book capital structure as of December 31, 2001. The decrease in long-term debt was due to principal repayments under our eurodollar credit agreement, which was terminated by us on December 2, 2002. Quarterly principal payments of $2.1 million and the final principal repayment of $10.4 million were offset by the realization of a foreign currency gain of $1.2 million, included in accumulated other comprehensive loss, on this foreign-currency denominated debt. We also terminated the interest rate swap agreement that served as a fixed-rate hedge of the variable-rate borrowings under our eurodollar credit agreement effective as of December 2, 2002, resulting in an immaterial after-tax loss.

As of November 4, 2002, we terminated our amended $250 million revolving credit agreement, which was scheduled to expire on December 31, 2002. We entered into a new $100 million secured credit facility which closed January 10, 2003. The facility, which was not drawn at closing, was established for future liquidity, working capital needs and other general corporate purposes. The facility is secured by substantially all of our assets and can have a maximum availability of up to $100 million over its three and a half year expected term. We had initial availability of approximately $67 million at closing.

During the fourth quarter of 2001, we made a strategic investment by joining with Furukawa to acquire an interest in a portion of the optical fiber and fiber optic cable business of Lucent's OFS Group. We acquired an 18.4% ownership interest, valued at $173.4 million, in OFS BrightWave, which includes transmission fiber and fiber optic cable manufacturing capabilities at a 2.9 million square foot facility in Norcross, Georgia, as well as facilities in Germany and Brazil, an interest in a joint venture in Carrollton, Georgia and an interest in a joint venture in Russia. The acquisition of our $173.4 million ownership interest and a $30 million note receivable was financed in a noncash transaction by issuing 10.2 million shares of CommScope, Inc. common stock valued at $203.4 million, or $19.94 per share, to Lucent.

As of October 9, 2002, we, together with Furukawa, purchased these 10.2 million shares of our common stock from Lucent. The total purchase price paid to Lucent by us and Furukawa on October 9, 2002 for the 10.2 million shares was approximately $53.0 million, or $5.20 per share. Of the total 10.2 million shares of our common stock purchased from Lucent, Furukawa purchased approximately 7.7 million shares, which we understand it plans to hold for investment purposes. We repurchased the remaining approximately 2.5 million shares, which are currently classified as treasury stock. We funded our $13.2 million repurchase using existing cash balances. As of December 31, 2002, Furukawa owned approximately 13% of our outstanding common stock. In conjunction with this stock purchase, we also entered into agreements with Furukawa which outline various investment terms, including resale restrictions, registration rights, standstill provisions, as well as call and limited put rights related to our shares held by Furukawa. Additionally, we agreed with Furukawa to change from 2004 to 2006 the date when we could first exercise our contractual right to sell our investment in OFS BrightWave to Furukawa for a cash payment equal to our original investment in and advances to OFS BrightWave.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2002 (in millions):

		Amount of Payments Due per Period			
Contractual Obligations	**Total Payments Due**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long-term debt	$ 183.3	$ -	$ -	$ 172.5	$ 10.8
Operating leases	14.1	3.3	5.0	3.0	2.8
Total contractual cash obligations	$ 197.4	$ 3.3	$ 5.0	$ 175.5	$ 13.6

EFFECTS OF INFLATION

We continually attempt to minimize any effect of inflation on earnings by controlling our operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a material impact on our results of operations.

The principal raw materials purchased by us (fabricated aluminum, plastics and polymers, bimetals, copper and optical fiber) are subject to changes in market price as these materials are linked to the commodity markets. To the extent that we are unable to pass on cost increases to customers, the cost increases could have a significant impact on the results of our operations.

OTHER

We are either a plaintiff or a defendant in pending legal matters in the normal course of business; however, we believe none of these legal matters will have a materially adverse effect on our financial statements upon final disposition. In addition, we are subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. Our manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had, and is not expected to have, a materially adverse effect on our financial statements.

NEWLY ISSUED ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board ("FASB") issued (SFAS) No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 requires the accrual, at fair value, of the estimated retirement obligation for tangible long-lived assets if we are legally obligated to perform retirement activities at the end of the related asset's life. SFAS No. 143 was effective for us on January 1, 2003. There was no material impact on us upon the adoption of SFAS No. 143.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." First, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." Because of the rescission of SFAS No. 4, the gains and losses from the extinguishment of debt are no longer required to be classified as extraordinary items. SFAS No. 64 amended SFAS No. 4 and is no longer needed because SFAS No. 4 is rescinded. Second, SFAS No. 145 rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement was originally issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. As those transitions are complete, SFAS No. 44 is no longer needed. Third, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment of SFAS No. 13 was effective for transactions occurring after May 15, 2002. There was no material impact on us as a result of the amendment of SFAS No. 13. Last, SFAS No. 145 makes various technical corrections to existing pronouncements that are not substantive in nature. There was no material impact on us as a result of the rescission of SFAS No. 4, 44 and 64 and the other technical corrections prescribed by SFAS No. 145, which was effective for us on January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. We adopted SFAS No. 146 as of the effective date, January 1, 2003, and it had no material impact on our financial condition or results of operations.

In November 2002 the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees and clarifies that at the time a guarantee is issued, a liability must be recognized for the fair value of the obligations assumed under that guarantee and this information must be disclosed in the interim and annual financial statements. This guidance does not apply to certain guarantee contracts, such as those issued by insurance companies or for a lessee's residual value guarantee embedded in a capital lease. The provisions related to recognizing a liability at the inception of the guarantee for the fair value of the guarantor's obligations would not apply to product warranties or to guarantees accounted for as derivatives. FIN 45 was effective for any guarantees issued or modified after December 31, 2002 and its disclosure requirements were effective for us as of December 31, 2002. There was no material impact on us upon adoption of FIN 45.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide three alternative methods of transition for an entity that voluntarily adopts the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The provisions related to the alternative transition methods and the new disclosure requirements were effective for us as of December 31, 2002. There was no impact on our financial condition or results of operations as a result of the adoption of SFAS No. 148, but our disclosures related to stock-based compensation have been modified in accordance with the new requirements. The interim reporting provisions of SFAS No. 148 are effective for us as of March 31, 2003, and we expect to modify our future quarterly disclosures in accordance with the new requirements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which is an interpretation of ARB No. 51, "Consolidated Financial Statements." FIN 46 addresses how to identify a variable interest entity, referred to herein as a VIE, and provides guidance on when a VIE should be consolidated by an enterprise. If the enterprise is the primary beneficiary, which is defined as the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both, as a result of holding variable interest in the entity, then the enterprise must consolidate the VIE. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders of a VIE. The consolidation requirements apply immediately to all VIEs created after January 31, 2003. Public companies must apply the consolidation requirements to VIEs that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. If it is reasonably possible that a company will have a significant variable interest in a VIE at the date the Interpretation's consolidation requirements become effective, the company must make certain disclosures about the VIE in financial statements issued after January 31, 2003. The application of this Interpretation did not have a material effect on our disclosures and is not expected to have a material effect on our results of operations or financial position.

EUROPEAN MONETARY UNION — EURO

Effective January 1, 1999, 12 member countries of the European Monetary Union established fixed conversion rates between their existing sovereign currencies, and adopted the euro as their new common legal currency. As of that date, the euro began trading on currency exchanges. The legacy currencies of the participating countries remained legal tender for a transition period between January 1, 1999 and January 1, 2002. We conduct business in member countries.

During the transition period, cashless payments (for example, wire transfers) could be made in the euro, and parties to individual transactions could elect to pay for goods and services using either the euro or the legacy currency. Between January 1, 2002 and February 28, 2002, the participating countries introduced euro notes and coins and will eventually withdraw all legacy currencies so that they will no longer be available. European legislation provides that, unless otherwise agreed, the introduction of the euro will not, by itself, give any party to a contract the right to terminate the contract, or to demand renegotiation of the terms.

As of December 31, 2002, we believe we have adequately addressed the issues involved with the introduction of the euro. Among the issues which we faced were the assessment and conversion of information technology systems to allow for transactions to take place in both the legacy currencies and the euro and the eventual elimination of legacy currencies. We have also modified certain existing contracts, if required, and have revised our pricing/marketing strategies in the affected European markets to the extent necessary for the introduction of the euro. In addition, our Belgian subsidiary successfully completed the conversion of its financial systems and share capital to the euro. We do not believe the euro conversion has had or will have a materially adverse effect on our business, results of operations, cash flows or financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have established a risk management strategy that includes the reasonable use of derivative and non-derivative financial instruments primarily to manage our exposure to market risks resulting from adverse fluctuations in commodity prices, interest rates and foreign currency exchange rates. Derivative financial instruments which may be used by us, include commodity pricing contracts, foreign currency exchange contracts, and contracts hedging exposure to interest rates. We do not use derivative financial instruments for trading purposes, nor do we engage in speculation.

Materials, in their finished form, account for a large portion of our cost of sales. These materials, such as fabricated aluminum, plastics and polymers, bimetals, copper and optical fiber, are subject to changes in market price as they are linked to the commodity markets. Management attempts to mitigate these risks through effective requirements planning and by working closely with our key suppliers to obtain the best possible pricing and delivery terms. However, increases in the prices of certain commodity products could result in higher overall production costs.

Approximately 18.6% of our 2002 sales were to customers located outside the United States, compared to 23.5% in 2001. Although we primarily bill customers in foreign countries in US dollars, a portion of our sales are denominated in currencies other than the US dollar, particularly sales from our foreign subsidiaries. Significant changes in foreign currency exchange rates could adversely affect our international sales levels and the related collection of amounts due. In addition, a significant decline in the value of currencies used in certain regions of the world as compared to the US dollar could adversely affect product sales in those regions because our products may become more expensive for those customers to pay for in their local currency. The 1999 acquisition of our Belgian subsidiary created a specific market risk that a decline in the value of the euro compared to the US dollar could adversely affect our net investment in that subsidiary. Prior to its termination, our eurodollar credit agreement served as a hedge of a portion of our net investment in our Belgian subsidiary. On December 2, 2002, we terminated this hedging relationship and entered into a cross currency rate and forward foreign exchange agreement, which we designated as a new hedge of a portion of our net investment in our Belgian subsidiary. Our investment in Brazil during 2000 created a new foreign subsidiary and a specific market risk that a decline in the value of the Brazilian real compared to the US dollar could adversely affect our net investment in that subsidiary. We continue to evaluate alternatives to help us reasonably manage the market risk of our net investment in the Brazilian subsidiary.

As of December 31, 2002, the only derivative financial instrument outstanding was a cross currency rate and forward foreign exchange agreement, which serves as a hedge of a portion of our net investment in our Belgian subsidiary. The fair value of this net investment hedging instrument as of December 31, 2002 was a loss of $0.8 million, net of tax, included in accumulated other comprehensive loss. As of December 31, 2001, the only derivative financial instrument outstanding was an interest rate swap agreement that served as a fixed-rate hedge of the variable-rate borrowings under our eurodollar credit agreement, as required under the covenants of this term loan. The fair value of the interest rate swap agreement outstanding at December 31, 2001 was not material to our financial position. At December 31, 2002, we were continuing to evaluate hedging alternatives related to foreign currency exposures. In addition, we evaluated our commodity pricing exposures and concluded that it was not currently practical to use derivative financial instruments to hedge our current commodity price risks.

Our non-derivative financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, and debt instruments. At December 31, 2002 and 2001, the carrying values of each of the financial instruments recorded on our balance sheet were considered representative of their respective fair values due to their variable interest rates and / or short terms to maturity, with the exception of our convertible debt, which was recorded in the financial statements at $172.5 million, but had a fair value of $140.6 million at December 31, 2002 and $136.7 million at December 31, 2001. Fair value of our debt is estimated using discounted cash flow analysis, based on our current incremental borrowing rates for similar types of arrangements, or quoted market prices whenever available.

The following tables summarize our market risks associated with long-term debt and foreign currency exposure as of December 31, 2002 and 2001. The tables present principal and interest cash outflows and related interest rates by year of maturity. Variable interest rates for each year represent the interest rate effective for the related loan as of December 31, 2002 for the first table and as of December 31, 2001 for the second table. However, the interest rate on the eurodollar credit agreement is fixed at 4.53% in the 2001 table, since we had designated an interest rate swap agreement as a fixed-rate hedge of the variable rate borrowings under this agreement, as required by its terms. The interest cash outflows for the eurodollar credit agreement, disclosed below, include the effect of the interest rate swap agreement, which effectively converts the variable interest payments to a fixed-rate basis. The 2001 table shows the actual prepayment of the eurodollar credit agreement in December 2002. The foreign currency exchange rates used to translate the euro-denominated principal and interest payments into US dollars are based on the actual exchange rates on the dates of the payments in 2002. In addition, the foreign currency exchange rate used to disclose the net interest payments under the cross currency swap agreement was based on the USD/EUR exchange rate as of December 31, 2002. The tables assume payments will be made in accordance with due dates in the respective agreements and no prepayment of any amounts due, with the exception of the prepayment of $10.4 million under our eurodollar credit agreement in late 2002 and $30 million under our revolving credit agreement in early 2001.

The tabular format used below does not reflect our option to redeem all or a portion of the $172.5 million convertible notes at any time on or after December 15, 2002 at redemption prices specified in the indenture.

Long-term Debt and Foreign Currency Derivative Principal and Interest Payments by Year ($ in millions)

As of December 31, 2002

	2003	2004	2005	2006	2007	There-after	Total	Fair Value
Long-term debt:								
Fixed rate (USD)	$ 6.9	$ 6.9	$ 6.9	$179.4	$ —	$ —	$200.1	$140.6
Average interest rate	4.00%	4.00%	4.00%	4.00%	—	—		
Variable rate (USD)	$ 0.2	$ 0.2	$ 0.2	$ 0.2	$ 0.2	$ 12.0	$ 13.0	$ 10.8
Average interest rate	1.59%	1.59%	1.59%	1.59%	1.59%	1.59%		
Foreign currency derivative:								
USD functional currency –								
Cross currency swap (Receive USD / Pay EUR)	$ 0.2	$ 0.2	$ 0.2	$ 0.2	$ 0.2	$ 0.4	$ 1.4	$ 1.3
Contract amount (USD)	$ —	$ —	$ —	$ —	$ —	$ 20.0	$ 20.0	
Average receive rate (USD)	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%		
Average pay rate (EUR)	4.54%	4.54%	4.54%	4.54%	4.54%	4.54%		

As of December 31, 2001

	2002	2003	2004	2005	2006	There-after	Total	Fair Value
Long-term debt:								
Fixed rate (USD)	$ 6.9	$ 6.9	$ 6.9	$ 6.9	$179.4	$ —	$207.0	$136.7
Average interest rate	4.00%	4.00%	4.00%	4.00%	4.00%	—		
Variable rate (USD)	$ 0.2	$ 0.2	$ 0.2	$ 0.2	$ 0.2	$ 12.4	$ 13.4	$ 10.8
Average interest rate	2.13%	2.13%	2.13%	2.13%	2.13%	2.13%		
Fixed rate (EUR)	$ 13.0	$ —	$ —	$ —	$ —	$ —	$ 13.0	$ 11.3
Average interest rate	4.53%	—	—	—	—	—		

FORWARD-LOOKING STATEMENTS

Certain statements in this Form 10-K that are other than historical facts are intended to be "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws and include but are not limited to those statements relating to sales and earnings expectations, expected demand, cost and availability of key raw materials, internal production capacity and expansion, competitive pricing, relative market position and outlook. While we believe such statements are reasonable, the actual results and effects could differ materially from those currently anticipated. These forward-looking statements are identified, including, without limitation, by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes," "think," "thinks" and "scheduled" and similar expressions.

These statements are subject to various risks and uncertainties, many of which are outside our control, including, without limitation, financial performance of OFS BrightWave, product demand and industry excess capacity, competitive pricing and acceptance of our products, changes or fluctuations in global business conditions, expected demand from Comcast Corporation and other major domestic MSOs, cost and availability of key raw materials (including without limitation bimetallic center conductors, optical fibers, fine aluminum wire and fluorinated-ethylene-propylene which are available only from limited sources), ability to recover higher material and transportation costs from our customers through price increases, successful operation of bimetal manufacturing and other vertical integration activities, successful expansion and related operation of our facilities, margin improvement, developments in technology, industry competition and ability to retain customers, achievement of sales, growth, and earnings goals, ability of our customers to secure adequate financing to fund their infrastructure projects or to pay us, regulatory changes affecting our business, possible disruption of our business due to customer or supplier bankruptcy, reorganization or restructuring, ability to obtain financing and capital on commercially reasonable terms, ability to comply with covenants in debt agreements, possible future impairment charges for goodwill and other long-lived assets, foreign currency fluctuations, technological obsolescence, ability to achieve reductions in costs, ability to integrate acquisitions, our participation in joint ventures, intellectual property protection, international economic and political uncertainties, possible disruption due to terrorist activity, armed conflict or war and other factors discussed. Actual results may also differ due to changes in telecommunications industry capital spending, which is affected by a variety of factors, including, without limitation, general business conditions, acquisitions of telecommunications companies by others, consolidation within the telecommunications industry, the financial condition of telecommunications companies and their access to financing, competition among telecommunications companies, technological developments, and new legislation and regulation of telecommunications companies. These and other factors are discussed in greater detail in Exhibit 99.1 to this Form 10–K. The information contained in this Form 10–K represents our best judgment at the date of this report based on information currently available. However, we do not intend, and are not undertaking any duty or obligation, to update this information to reflect developments or information obtained after the date of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements and Schedules	Page #
Independent Auditors' Report	33
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000	34
Consolidated Balance Sheets as of December 31, 2002 and 2001	35
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	36
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2002, 2001 and 2000	37
Notes to Consolidated Financial Statements	38
Schedule II – Valuation and Qualifying Accounts	64

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of CommScope, Inc.:

We have audited the accompanying consolidated balance sheets of CommScope, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of OFS BrightWave, LLC, the Company's investment in which is accounted for by use of the equity method. The Company's equity of $83.711 million and $161.640 million in OFS BrightWave, LLC's net assets at December 31, 2002 and 2001, respectively, and of $53.722 million and $6.922 million in that company's net loss for the year ended December 31, 2002 and the period from November 17, 2001 through December 31, 2001, respectively, are included in the accompanying consolidated financial statements. The financial statements of OFS BrightWave, LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of CommScope, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002.

/s/ Deloitte & Touche LLP

March 12, 2003

CommScope, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year Ended December 31, 2002	2001	2000
Net sales	$ 598,467	$ 738,498	$ 950,026
Operating costs and expenses:			
Cost of sales	477,912	558,854	698,972
Selling, general and administrative	104,716	83,523	81,217
Research and development	6,153	7,117	18,419
Amortization of goodwill	-	5,365	5,367
Terminated acquisition costs	-	7,963	-
Impairment charges for fixed assets and investments	25,096	12,802	-
Total operating costs and expenses	613,877	675,624	803,975
Operating income (loss)	(15,410)	62,874	146,051
Other income (expense), net	861	(191)	484
Interest expense	(9,214)	(8,497)	(10,214)
Interest income	2,475	1,027	559
Income (loss) before income taxes and equity in losses of OFS BrightWave, LLC	(21,288)	55,213	136,880
Provision for income tax benefit (expense)	7,858	(20,426)	(51,993)
Income (loss) before equity in losses of OFS BrightWave, LLC	(13,430)	34,787	84,887
Equity in losses of OFS BrightWave, LLC	(53,722)	(6,922)	-
Net income (loss)	$ (67,152)	$ 27,865	$ 84,887
Net income (loss) per share:			
Basic	$ (1.10)	$ 0.53	$ 1.66
Assuming dilution	$ (1.10)	$ 0.52	$ 1.60
Weighted average shares outstanding:			
Basic	61,171	52,692	51,142
Assuming dilution	61,171	53,500	56,047

See notes to consolidated financial statements.

CommScope, Inc.
Consolidated Balance Sheets
(In thousands, except share amounts)

	As of December 31,	
	2002	2001
Assets		
Cash and cash equivalents	$ 120,102	$ 61,929
Accounts receivable, less allowance for doubtful accounts of $11,811 and $12,599, respectively	64,787	105,402
Inventories	36,254	47,670
Prepaid expenses and other current assets	20,737	12,724
Deferred income taxes	16,579	18,143
Total current assets	258,459	245,868
Property, plant and equipment, net	229,515	277,169
Goodwill, net of accumulated amortization of $59,520 and $59,493, respectively	151,334	151,307
Other intangibles, net of accumulated amortization of $39,930 and $37,421, respectively	8,835	11,344
Deferred income taxes	3,572	—
Investment in and advances to OFS BrightWave, LLC	111,528	196,860
Other assets	9,425	6,457
Total Assets	$ 772,668	$ 889,005
Liabilities and Stockholders' Equity		
Accounts payable	$ 18,483	$ 16,339
Other accrued liabilities	26,005	27,753
Current portion of long-term debt	—	2,651
Total current liabilities	44,488	46,743
Long-term debt, less current portion	183,300	191,918
Deferred income taxes	—	22,899
Other noncurrent liabilities	27,345	20,931
Total Liabilities	255,133	282,491
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value; Authorized shares: 20,000,000; Issued and outstanding shares: None at December 31, 2002 and 2001	—	—
Common stock, $.01 par value; Authorized shares: 300,000,000; Issued shares, including treasury stock: 61,762,667 at December 31, 2002; 61,688,256 at December 31, 2001; Issued and outstanding shares: 59,219,567 at December 31, 2002; 61,688,256 at December 31, 2001	618	617
Additional paid-in capital	383,541	381,823
Retained earnings	161,515	228,667
Accumulated other comprehensive loss	(14,915)	(4,593)
Treasury stock, at cost: 2,543,100 shares at December 31, 2002	(13,224)	—
Total Stockholders' Equity	517,535	606,514
Total Liabilities and Stockholders' Equity	$ 772,668	$ 889,005

See notes to consolidated financial statements.

CommScope, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2002	2001	2000
Operating Activities:			
Net income (loss)	$ (67,152)	$ 27,865	$ 84,887
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	36,916	40,529	35,799
Equity in losses of OFS BrightWave, LLC	85,445	11,290	—
Impairment charges for fixed assets and investments	25,096	12,802	—
Deferred income taxes	(23,973)	(2,262)	1,350
Tax benefit from stock option exercises	128	672	4,195
Changes in assets and liabilities:			
Accounts receivable	40,655	91,173	(70,450)
Inventories	10,732	16,157	(23,912)
Prepaid expenses and other current assets	(8,935)	(8,669)	(971)
Accounts payable and other accrued liabilities	(697)	(34,872)	10,428
Other noncurrent liabilities	6,292	4,165	2,565
Other	(682)	(682)	1,033
Net cash provided by operating activities	103,825	158,168	44,924
Investing Activities:			
Additions to property, plant and equipment	(22,616)	(70,841)	(98,640)
Acquisition costs related to investment in OFS BrightWave, LLC	—	(4,763)	—
Investment in unconsolidated affiliate	—	—	(3,750)
Proceeds from disposal of fixed assets	413	1,071	504
Net cash used in investing activities	(22,203)	(74,533)	(101,886)
Financing Activities:			
Net borrowings (repayments) under revolving credit facility	—	(30,000)	30,000
Principal payments on long-term debt	(12,476)	(1,996)	—
Cost of treasury stock repurchase	(13,224)	—	—
Debt issuance costs	(416)	—	—
Proceeds from exercise of stock options	1,029	2,914	4,737
Net cash provided by (used in) financing activities	(25,087)	(29,082)	34,737
Effect of exchange rate changes on cash	1,638	(328)	(294)
Change in cash and cash equivalents	58,173	54,225	(22,519)
Cash and cash equivalents, beginning of year	61,929	7,704	30,223
Cash and cash equivalents, end of year	$ 120,102	$ 61,929	$ 7,704

See notes to consolidated financial statements.

CommScope, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
(In thousands, except share amounts)

	Year Ended December 31,		
	2002	2001	2000
Number of common shares outstanding:			
Balance at beginning of year	61,688,256	51,263,703	50,889,208
Issuance of shares to Lucent	-	10,200,000	-
Treasury shares repurchased from Lucent	(2,543,100)	-	-
Issuance of shares to nonemployee director	1,000	-	-
Issuance of shares for stock option exercises	73,411	224,553	374,495
Balance at end of year	59,219,567	61,688,256	51,263,703
Common stock:			
Balance at beginning of year	$ 617	$ 513	$ 509
Issuance of shares to Lucent	-	102	-
Issuance of shares for stock option exercises	1	2	4
Balance at end of year	$ 618	$ 617	$ 513
Additional paid-in capital:			
Balance at beginning of year	$ 381,823	$ 175,803	$ 166,875
Issuance of shares to Lucent	546	202,436	-
Issuance of shares to nonemployee director	16	-	-
Issuance of shares for stock option exercises	1,028	2,912	4,733
Tax benefit from stock option exercises	128	672	4,195
Balance at end of year	$ 383,541	$ 381,823	$ 175,803
Retained earnings:			
Balance at beginning of year	$ 228,667	$ 200,802	$ 115,915
Net income (loss)	(67,152)	27,865	84,887
Balance at end of year	$ 161,515	$ 228,667	$ 200,802
Accumulated other comprehensive loss:			
Balance at beginning of year	$ (4,593)	$ (2,598)	$ (1,955)
Other comprehensive loss	(10,322)	(1,995)	(643)
Balance at end of year	$ (14,915)	$ (4,593)	$ (2,598)
Treasury stock, at cost:			
Balance at beginning of year	$ -	$ -	$ -
Treasury shares repurchased from Lucent	(13,224)	-	-
Balance at end of year	$ (13,224)	$ -	$ -
Total stockholders' equity	$ 517,535	$ 606,514	$ 374,520

	Year Ended December 31,		
	2002	2001	2000
Comprehensive income (loss):			
Net income (loss)	$ (67,152)	$ 27,865	$ 84,887
Other comprehensive loss, net of tax:			
Foreign currency translation gain (loss) - foreign subsidiaries	3,623	(761)	(458)
Foreign currency transaction loss on long-term intercompany loans - foreign subsidiaries	(12,355)	(1,832)	(780)
Hedging gain (loss) on nonderivative instrument	(761)	571	595
Effect of adopting SFAS No. 133	-	229	-
Loss on derivative financial instrument designated as a cash flow hedge	(27)	(202)	-
Loss on derivative financial instrument designated as a net investment hedge	(802)	-	-
Total other comprehensive loss, net of tax	(10,322)	(1,995)	(643)
Total comprehensive income (loss)	$ (77,474)	$ 25,870	$ 84,244

See notes to consolidated financial statements.

(In Thousands, Unless Otherwise Noted)

1. BACKGROUND AND DESCRIPTION OF THE BUSINESS

CommScope, Inc. ("CommScope" or the "Company"), through its wholly owned subsidiaries and equity method investee, operates in the cable manufacturing business, with manufacturing facilities located in the United States, Europe and Latin America. CommScope, Inc. was incorporated in Delaware in January 1997. CommScope is a leading worldwide designer, manufacturer and marketer of a wide array of broadband coaxial cables and other high-performance electronic and fiber optic cable products for cable television, telephony, Internet access, wireless communications and other broadband services. Management believes CommScope is the world's largest manufacturer of coaxial cable for hybrid fiber coaxial (HFC) broadband networks. CommScope is also a leading supplier of coaxial, twisted pair, and fiber optic cables for premise wiring (local area networks), wireless and other communication applications. In late 2001, CommScope acquired an equity interest in an optical fiber and fiber optic cable manufacturing business (see Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include CommScope, its wholly owned subsidiaries, and its equity-method investee. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit in banks and cash invested temporarily in various instruments with a maturity of three months or less at the time of purchase.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out ("FIFO") basis for the Company's domestic inventories and on an average cost basis for the Company's foreign inventories.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, including interest costs associated with qualifying capital additions. Provisions for depreciation are based on estimated useful lives of the assets using the straight-line and accelerated methods. Average useful lives are 10 to 35 years for buildings and improvements and three to 10 years for machinery and equipment. Expenditures for repairs and maintenance are charged to expense as incurred.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains many of its fundamental provisions. Additionally, SFAS No. 144 expands the scope of discontinued operations to include more disposal transactions. The initial adoption of SFAS No. 144 did not have a material impact on the Company's financial statements. However, CommScope did reclassify the $4.3 million carrying value of its idle Kings Mountain facility from property, plant and equipment to other assets during 2002. Although this facility does not meet the requirements under SFAS No. 144 for classification as held for sale, it has been reclassified to other assets since it is not currently being, and has not been, used in the Company's operations and is currently being actively marketed for sale. In addition, CommScope reclassified $550 from other current assets to property, plant and equipment during 2002 relating to assets previously classified as held for sale under SFAS No. 121, but which do not meet the criteria for classification as held for sale under SFAS No. 144. See Note 5 for further discussion of impairment charges for fixed assets and investments.

Goodwill and Other Intangibles

Effective January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase accounting method for business combinations and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 uses a non-amortization approach to account for purchased goodwill and certain intangible assets with indefinite useful lives and also requires at least an annual assessment for impairment by applying a fair-value-based test. Intangible assets with finite useful lives will continue to be amortized over their useful lives.

Under SFAS No. 142, goodwill must be tested for impairment as of the beginning of the year in which the statement is adopted in its entirety. SFAS No. 142 allowed six months from the date the statement was initially applied to complete the transitional goodwill impairment test. CommScope completed the process of performing the transitional goodwill impairment test as of January 1, 2002 in the second quarter of 2002, and as a result of the test performed, management believes that goodwill was not impaired as of January 1, 2002.

SFAS No.142 also requires that goodwill be tested for impairment annually at the same time each year and on an interim basis when events or circumstances change. The Company elected to perform its annual goodwill impairment test as of August 31. Management completed the first annual goodwill impairment test as of August 31, 2002 and believes that goodwill was not impaired as of this date. Subsequent impairment losses, if any, will be reflected in operating income in the statement of operations.

The carrying value of other intangible assets as of December 31, 2002 in the amount of $8.8 million, net of accumulated amortization of $39.9 million, represents patented technology, with a carrying value of $0.1 million, and customer relationship assets, with a carrying value of $8.7 million. These intangible assets were determined by management to meet the criterion for recognition apart from goodwill and to have finite lives. CommScope did not have any indefinite-lived intangible assets, other than goodwill, as of the January 1, 2002 transition date or the December 31, 2002 balance sheet date. Based on management's analysis of all pertinent factors, no adjustments were necessary to the remaining useful lives of these assets, which will continue to be amortized on a straight-line basis through 2006. Amortization expense associated with these intangible assets was $2.5 million and $2.6 million for the years ended December 31, 2002 and 2001, respectively. Annual amortization expense for these intangible assets is expected to be $2.5 million in 2003, $2.4 million in 2004, $2.4 million in 2005 and $1.5 million in 2006.

The slight change in goodwill for the year ended December 31, 2002 was due to the impact of translating the euro-denominated goodwill on the balance sheet of the Company's Belgian subsidiary into CommScope's US dollar reporting currency.

The adoption of SFAS No. 142 effective January 1, 2002 resulted in the elimination of pretax goodwill amortization expense in the amount of $5.3 million for the year ended December 31, 2002. The following table provides a reconciliation of net income (loss) and net income (loss) per share, reflecting the impact of the adoption of SFAS No. 142 on a pro forma basis for the years ended December 31, 2001 and 2000:

	Year Ended December 31,		
	2002	2001	2000
Net income (loss)	$(67,152)	$ 27,865	$ 84,887
Elimination of goodwill amortization expense, net of tax effects	—	3,380	3,328
Net income (loss) – pro forma for 2001 and 2000	$(67,152)	$ 31,245	$ 88,215
Net income (loss) per share, basic – pro forma for 2001 and 2000	$ (1.10)	$ 0.59	$ 1.72
Net income (loss) per share, assuming dilution – pro forma for 2001 and 2000	$ (1.10)	$ 0.58	$ 1.66

Long-Term Investments

The Company occasionally makes strategic investments in companies that complement CommScope's business in order to gain operational and other synergies. Investments in corporate entities with less than a 20% voting interest are generally accounted for using the cost method. The Company uses the equity method to account for investments in corporate entities in which it has a voting interest of 20% to 50% and an other than minor to 50% ownership interest in partnerships and limited liability companies, or in which it otherwise has the ability to exercise significant influence. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee, in addition to financial guarantees that create additional basis in the investee. The Company regularly monitors and evaluates the realizable value of its investments. If events and circumstances indicate that a decline in the value of an investment has occurred and is other than temporary, the Company will reduce the carrying amount of the investment to fair value (see Note 5 for discussion of impairment charges for fixed assets and investments).

Income Taxes

Deferred income taxes reflect the future tax consequences of differences between the financial reporting and tax bases of assets and liabilities. Investment tax credits are recorded using the flow-through method. The Company records a valuation allowance, when appropriate, to reduce deferred tax assets to an amount that is more likely than not to be realized.

No provision is made for income taxes which may be payable if undistributed earnings of foreign subsidiaries were to be paid as dividends to CommScope. CommScope currently intends that such earnings will continue to be invested in those foreign subsidiaries. In addition, the Company does not provide for taxes related to the foreign currency transaction gains and losses on its long-term intercompany loans with foreign subsidiaries. These loans are not expected to be repaid in the foreseeable future and the foreign currency gains and losses are therefore recorded on a pretax basis to accumulated other comprehensive loss on the balance sheet.

Stock Options

As of December 31, 2002, the Company had one stock-based employee compensation plan, which is described more fully in Note 15. The Company accounts for this plan under the intrinsic value method recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	Year Ended December 31,		
	2002	2001	2000
Net income (loss), as reported	$(67,152)	$ 27,865	$ 84,887
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	7,840	7,077	6,153
Pro forma net income (loss)	$(74,992)	$ 20,788	$ 78,734
Net income (loss) per share:			
Basic—as reported	$ (1.10)	$ 0.53	$ 1.66
Basic—*pro forma*	$ (1.23)	$ 0.39	$ 1.54
Diluted—as reported	$ (1.10)	$ 0.52	$ 1.60
Diluted—pro forma	$ (1.23)	$ 0.39	$ 1.49

Revenue Recognition

The Company's primary source of revenues is from product sales to cable television system operators, telecommunications service providers, original equipment manufacturers and distributors. Service revenue from delivery of products shipped by Company owned trucks was not material to the Company's reported sales during 2002, 2001 or 2000.

Revenue from sales of the Company's products shipped by nonaffiliated carriers is recognized at the time the goods are delivered and title passes, provided the earnings process is complete and revenue is measurable. Delivery is determined by the Company's shipping terms, which are primarily FOB shipping point. The Company recognizes revenue from sales of the Company's products shipped by Company owned trucks at the time the goods are delivered to the customer, regardless of the shipping terms.

For all arrangements, revenue is recorded at the net amount to be received after deductions for estimated discounts, allowances, returns, and rebates. In addition, accruals are established for warranties and price protection programs with distributors at the time the related revenue is recognized. These estimates and reserves are determined and adjusted as needed based upon historical experience, contract terms, inventory levels in the distributor channel and other related factors. Historical warranty reserves and claims have not been significant to the Company's results of operations or financial condition.

Shipping and Handling Costs

Amounts billed to a customer in a sale transaction related to shipping costs are included in net sales. All shipping costs incurred to transport products to the customer are recorded in cost of sales. Internal handling costs, which relate to activities to prepare goods for shipment, are recorded in selling, general and administrative expense and were approximately $3.4 million in 2002, $3.2 million in 2001 and $2.4 million in 2000.

Advertising Costs

Advertising costs are expensed in the period in which they are incurred. Advertising expense was $0.5 million in 2002, $1.0 million in 2001, and $1.4 million in 2000.

Research and Development Costs

Research and development (R&D) costs are expensed in the period in which they are incurred. R&D costs include materials, equipment and facilities that have no alternative future use, depreciation on equipment and facilities currently used for R&D purposes, personnel costs, contract services, and reasonable allocations of indirect costs, if clearly related to an R&D activity. Expenditures in the pre-production phase of an R&D project are recorded in the income statement as research and development expense. However, costs incurred in the pre-production phase that are associated with output actually used in production are recorded in cost of sales. A project is considered finished with pre-production efforts when management determines that it has achieved acceptable levels of scrap and yield, which vary by project. Expenditures related to ongoing production are recorded in cost of sales.

Derivative Instruments and Hedging Activities

CommScope is exposed to various risks resulting from adverse fluctuations in commodity prices, interest rates, and foreign currency exchange rates. CommScope's risk management strategy includes the use of derivative and non-derivative financial instruments primarily as hedges of these risks, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. A hedging instrument may be designated as a net investment hedge to manage exposure to foreign currency risks related to an investment in a foreign subsidiary, a fair value hedge to manage exposure to risks related to a firm commitment for the purchase of raw materials or a foreign-currency-denominated firm commitment for the purchase of equipment, or a cash flow hedge to manage exposure to risks related to a forecasted purchase of raw materials, variable interest rate payments, or a forecasted foreign-currency-denominated sale of product. The use of non-derivative financial instruments in hedging activities is limited to hedging fair value risk related to a foreign-currency-denominated firm commitment or a foreign currency risk related to a net investment in a foreign subsidiary.

The Company's risk management strategy permits the reasonable and practical use of derivative hedging instruments such as forward contracts, options, cross currency swaps, certain interest rate swaps, caps and floors, and non-derivative hedging instruments such as foreign-currency-denominated loans. The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. All hedging instruments are designated and documented as either a fair value hedge, a cash flow hedge or a net investment hedge at inception. For fair value hedges, the change in fair value of the derivative instrument is recognized currently in earnings. To the extent the fair value hedging relationship is effective, the change in fair value on the hedged item is recorded as an adjustment to the carrying amount of the hedged item and recognized currently in earnings. For cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in accumulated other comprehensive income or loss, net of tax, and is recognized in the income statement when the hedged item affects earnings. Any ineffectiveness of a cash flow hedge is recognized currently in earnings. For net investment hedges, the effective portion of the change in fair value of a derivative instrument, or the change in carrying amount of a non-derivative instrument, is recorded in accumulated other comprehensive income or loss, net of tax, and is recognized in the income statement only if there is a substantially complete liquidation of the investment in the foreign subsidiary. Any ineffectiveness of a net investment hedge is recognized currently in earnings. The effectiveness of designated hedging relationships is tested and documented on at least a quarterly basis. At December 31, 2002, the Company had one hedging relationship, which involved the use of a derivative financial instrument. At December 31, 2001, the Company had two hedging relationships, one of which involved the use of a derivative financial instrument. See Note 12 for further disclosure related to derivative instruments and hedging activities.

The Company has elected and documented the use of the normal purchases and sales exception for normal purchase and sales contracts that meet the definition of a derivative financial instrument.

Foreign Currency Translation

Approximately 19% of the Company's 2002 sales were to customers located outside the United States. Although the Company primarily bills customers in foreign countries in US dollars, a portion of these sales were denominated in currencies other than the US dollar, particularly sales from the Company's foreign subsidiaries. The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses of these subsidiaries have been translated into US dollars at average exchange rates prevailing during the period. Assets and liabilities of these subsidiaries have been translated at the rates of exchange as of the balance sheet date. Translation gains and losses are recorded to accumulated other comprehensive loss.

Aggregate foreign currency transaction gains and losses of the Company and its subsidiaries, such as those resulting from the settlement of foreign receivables or payables and short-term intercompany advances, were recorded to other income (expense), net in the statement of operations and were not material to the results of the Company's operations during 2002, 2001, or 2000. Foreign currency transaction gains and losses related to long-term intercompany loans which are not expected to be settled in the foreseeable future are recorded to accumulated other comprehensive loss.

The Eurodollar Credit Agreement (see Note 11), which was designated and effective as a partial hedge of the Company's net investment in its Belgian subsidiary prior to its termination on December 2, 2002, was translated at the rate of exchange as of the termination date. The transaction gains and losses recognized during the term of this loan, and on the termination date, were recorded, net of tax, to accumulated other comprehensive loss.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the applicable periods. Diluted net income (loss) per share is based on net income (loss) adjusted for after-tax interest and amortization of debt issuance costs related to convertible debt, if dilutive, divided by the weighted average number of common shares outstanding adjusted for the dilutive effect of stock options and convertible securities.

Below is a reconciliation of weighted average common shares outstanding for basic net income (loss) per share to weighted average common and potential common shares outstanding for diluted net income (loss) per share:

	Year Ended December 31,		
	2002	2001	2000
Numerator:			
Net income (loss) for basic net income (loss) per share	$(67,152)	$ 27,865	$ 84,887
Convertible debt interest and amortization, net of tax [(a)]	—	—	4,714
Net income (loss) available to common stockholders for diluted net income (loss) per share	$(67,152)	$ 27,865	$ 89,601
Denominator:			
Weighted average number of common shares outstanding for basic net income (loss) per share	61,171	52,692	51,142
Effect of dilutive securities:			
Convertible debt [(a)]	—	—	3,580
Employee stock options [(b)]	—	808	1,325
Weighted average number of common and potential common shares outstanding for diluted net income (loss) per share	61,171	53,500	56,047

(a) On December 15, 1999, the Company issued $172.5 million in convertible notes, which are convertible into shares of common stock at a conversion rate of 20.7512 shares per $1,000 principal amount. The effect of the assumed conversion of these notes was included in the calculation of net income per share, assuming dilution, for the year ended December 31, 2000 because it was dilutive. The effect of the assumed conversion of these notes was excluded from the computation of net income (loss) per share, assuming dilution, for the years ended December 31, 2002 and 2001 because it would have been antidilutive. For the year ended December 31, 2000, the dilutive effect of convertible debt on net income represented after-tax interest expense and amortization of deferred financing fees associated with this convertible debt. The dilutive effect of convertible debt on weighted average shares reflected the number of shares issuable upon conversion, assuming 100% conversion of all convertible notes as of the beginning of the year. See Note 11 for further discussion of convertible notes.

(b) Options to purchase approximately 5 million common shares were excluded from the computation of net loss per share, assuming dilution, for the year ended December 31, 2002 because they would have been antidilutive. Options to purchase approximately 705 thousand common shares at prices ranging from $20.55 to $47.06 per share, were excluded from the computation of net income per share, assuming dilution, for the year ended December 31, 2001 because the options' exercise prices were greater than the average market price of the common shares. There were approximately 708 thousand common shares at prices ranging from $33.56 to $47.06 per share excluded from the computation of net income per share, assuming dilution, for the year ended December 31, 2000. For additional information regarding employee stock options, see Note 15.

Use of Estimates in the Preparation of the Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and their underlying assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other objective sources. The Company bases its estimates on historical experience and on assumptions that are believed to be reasonable under the circumstances and revises its estimates, as appropriate, when events or changes in circumstances indicate that revisions may be necessary. Significant accounting estimates reflected in the Company's financial statements include the allowance for doubtful accounts, inventory excess and obsolescence reserves, distributor price protection reserves, reserves for sales returns, discounts, allowances, and rebates, income tax valuation allowances, and impairment reviews for investments, fixed assets, goodwill and other intangibles. Although these estimates are based on management's knowledge of and experience with past and current events and on management's assumptions about future events, it is at least reasonably possible that they may ultimately differ materially from actual results.

Concentrations of Risk

Non-derivative financial instruments used by the Company in the normal course of business include letters of credit and commitments to extend credit, primarily accounts receivable. These financial instruments involve risk, including the credit risk of nonperformance by the counterparties to those instruments, and the maximum potential loss may exceed the reserves provided in the Company's balance sheet. Although the Company sells to a wide variety of customers dispersed across many different geographic areas, sales to the five largest domestic broadband service providers represented approximately 48% of net sales during 2002. Additionally, AT&T Broadband merged with Comcast Corporation in November 2002, to form a new company named Comcast Corporation ("Comcast"), creating a significant concentration of credit risk in the new merged entity. During the year ended December 31, 2002, Comcast, as if combined with AT&T Broadband for the full year, accounted for approximately 20% of the Company's net sales, compared to approximately 10% of the Company's net sales as if they were combined for the full year ended December 31, 2001. Accounts receivable from Comcast, combined with AT&T Broadband, comprised approximately 19% of the Company's gross accounts receivable as of December 31, 2002, compared to 8%, on a pro forma combined basis, as of December 31, 2001. Accounts receivable from another customer comprised approximately 12% of the Company's gross accounts receivable as of December 31, 2002.

The Company manages its exposures to credit risk associated with financial instruments through credit approvals, credit limits and monitoring procedures. CommScope estimates the allowance for doubtful accounts based on the actual payment history and individual circumstances of significant customers as well as the age of receivables. In management's opinion, the Company did not have significant unreserved risk of credit loss due to the nonperformance of customers or other counterparties related to amounts receivable. However, an adverse change in financial condition of a significant customer or group of customers or in the telecommunications industry could materially affect the Company's estimates related to doubtful accounts.

The principal raw materials purchased by CommScope (fabricated aluminum, plastics and polymers, bimetals, copper and optical fiber) are subject to changes in market price as these materials are linked to the commodity markets. The Company attempts to mitigate these risks through effective requirements planning and by working closely with its key suppliers to obtain the best possible pricing and delivery terms.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Impact of Newly Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 requires the accrual, at fair value, of the estimated retirement obligation for tangible long-lived assets if the Company is legally obligated to perform retirement activities at the end of the related asset's life. SFAS No. 143 was effective for the Company on January 1, 2003. There was no material impact on the Company upon the adoption of SFAS No. 143.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." First, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." Because of the rescission of SFAS No. 4, the gains and losses from the extinguishment of debt are no longer required to be classified as extraordinary items. SFAS No. 64 amended SFAS No. 4 and is no longer needed because SFAS No. 4 is rescinded. Second, SFAS No. 145 rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement was originally issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. As those transitions are complete, SFAS No. 44 is no longer needed. Third, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The amendment of SFAS No. 13 is effective for transactions occurring after May 15, 2002. There was no impact on the Company as a result of the amendment of SFAS No. 13. Last, SFAS No. 145 makes various technical corrections to existing pronouncements that are not substantive in nature. There was no material impact on the Company as a result of the rescission of SFAS No. 4, 44 and 64 and the other technical corrections prescribed by the SFAS No. 145, which was effective for the Company on January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. CommScope adopted SFAS No. 146 as of the effective date, January 1, 2003, and it had no material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees and clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. This guidance does not apply to certain guarantee contracts, such as those issued by insurance companies or for a lessee's residual value guarantee embedded in a capital lease. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to product warranties or to guarantees accounted for as derivatives. FIN 45 was effective for any guarantees issued or modified after December 31, 2002 and its disclosure requirements were effective for the Company as of December 31, 2002. There was no material impact on the Company upon adoption of FIN 45.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide three alternative methods of transition for an entity that voluntarily adopts the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The provisions related to the alternative transition methods and the new disclosure requirements were effective for the Company as of December 31, 2002. There was no impact on the Company's financial condition or results of operations as a result of the adoption of SFAS No. 148, but the Company's disclosures related to stock-based compensation have been modified in accordance with the new requirements. The interim reporting provisions of SFAS No. 148 are effective for the Company as of March 31, 2003, and management expects to modify the Company's future quarterly disclosures in accordance with the new requirements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which is an interpretation of ARB No. 51, "Consolidated Financial Statements." FIN 46 addresses how to identify a variable interest entity, referred to herein as a VIE, and provides guidance on when a VIE should be consolidated by an enterprise. If the enterprise is the primary beneficiary, which is defined as the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both, as a result of holding variable interests in the entity, then the enterprise must consolidate the VIE. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders of a VIE. The consolidation requirements apply immediately to all VIEs created after January 31, 2003. Public companies must apply the consolidation requirements to VIEs that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. If it is reasonably possible that a company will have a significant variable interest in a VIE at the date the Interpretation's consolidation requirements become effective, the company must make certain disclosures about the VIE in financial statements issued after January 31, 2003. The application of this Interpretation did not have a material effect on the Company's disclosures and is not expected to have a material effect on the Company's results of operations or financial position.

3. ACQUISITION OF EQUITY INTEREST IN OFS BRIGHTWAVE, LLC

Effective November 16, 2001, CommScope acquired an 18.4% ownership interest in OFS BrightWave, LLC (OFS BrightWave), an optical fiber and fiber optic cable venture between CommScope and The Furukawa Electric Co., Ltd. of Japan ("Furukawa"). OFS BrightWave was formed to operate a portion of the optical fiber and fiber optic cable business ("OFS Group") acquired from Lucent Technologies Inc. ("Lucent"). CommScope issued 10.2 million unregistered shares of its common stock, valued at $203.4 million, or $19.94 per share, to Lucent in lieu of a portion of the purchase price payable by Furukawa for the acquisition of a portion of Lucent's OFS Group. Of the amount paid by CommScope, $173.4 million represented a capital contribution in exchange for CommScope's 18.4% equity interest in OFS BrightWave and $30 million represented a loan from one of CommScope's wholly owned subsidiaries to OFS BrightWave. The remaining 81.6% equity interest in OFS BrightWave is owned by an indirect wholly owned subsidiary of Furukawa. The businesses acquired include transmission fiber and cable manufacturing capabilities at a facility in Norcross, Georgia, as well as facilities in Germany and Brazil, an interest in a joint venture in Carrollton, Georgia and an interest in a joint venture in Russia.

On October 9, 2002, the Company and Furukawa purchased 10.2 million shares of CommScope common stock from Lucent for $53 million, or $5.20 per share. Of the total 10.2 million shares of the Company's common stock purchased from Lucent, Furukawa purchased approximately 7.7 million shares, which management understands it plans to hold for investment purposes, for approximately $40 million. The Company repurchased the remaining approximately 2.5 million shares, which are currently classified as treasury stock, for approximately $13 million. As of December 31, 2002, Furukawa was CommScope's largest stockholder, with approximately 13% of the Company's outstanding shares. The Company funded its treasury stock repurchase using existing cash balances. The cost of issuing the CommScope shares to Lucent in 2001 and an estimate of costs related to a potential future registration of the shares pursuant to registration rights held by Lucent, in the amount of $850, were initially recognized as a reduction of the total proceeds in additional paid-in capital. Since a registration of the Company's shares held by Lucent was not required, CommScope wrote off the costs of registration, net of the costs of completing the treasury stock repurchase, for a net increase in additional paid-in capital of $546 during the year ended December 31, 2002.

In conjunction with this stock purchase, CommScope and Furukawa also entered into agreements which outline various investment terms, including resale restrictions, registration rights, standstill provisions, as well as call and limited put rights related to the CommScope shares held by Furukawa. Additionally, CommScope and Furukawa agreed to change from 2004 to 2006 the date when CommScope could first exercise its contractual right to sell its ownership interest in OFS BrightWave to Furukawa for a cash payment equal to CommScope's original investment in and advances to OFS BrightWave.

Although the Company's ownership interest in OFS BrightWave is less than 20%, the investment has been accounted for using the equity method since OFS BrightWave is organized as a limited liability company with characteristics of a partnership. CommScope capitalized $4.8 million of direct acquisition costs as part of its investment in OFS BrightWave. CommScope's portion of the losses of OFS BrightWave for the year ended December 31, 2002 was included in the consolidated financial statements of CommScope for the year ended December 31, 2002. The consolidated financial statements of CommScope for the year ended December 31, 2001 included CommScope's portion of the losses of OFS BrightWave only for the period from November 17, 2001 through December 31, 2001. These results were net of the elimination of after-tax intercompany profit in the amount of $109 for the year ended December 31, 2002 and $191 for the six week period ended December 31, 2001, related to interest payments on the $30 million note receivable and reimbursement of acquisition-related expenses by OFS BrightWave (see Note 19 for additional discussion of related party transactions). OFS BrightWave has elected to be taxed as a partnership, therefore the Company's income tax benefit from flow through losses has been recorded based on the Company's tax rates.

The following table provides summary financial information for OFS BrightWave as of and for the year ended December 31, 2002 and the six week period ended December 31, 2001:

	Year ended December 31, 2002	Six week period ended December 31, 2001
Income Statement Data:		
Net revenues	$ 97,098	$ 29,340
Gross profit	(144,472)	(36,611)
Loss from continuing operations	(431,506)	(61,253)
Net loss	(431,506)	(61,253)

	As of December 31,	
	2002	2001
Balance Sheet Data:		
Current assets	$ 83,876	$ 315,626
Noncurrent assets	655,265	921,647
Current liabilities	57,353	114,319
Other noncurrent liabilities	182,297	193,611
Minority interests	45,338	52,400

The reconciliation of CommScope's investment in and advances to OFS BrightWave compared to CommScope's equity interest in the net assets of OFS BrightWave as of December 31, 2002 and 2001 was as follows:

	As of December 31,	
	2002	2001
Net assets of OFS BrightWave, LLC	$ 454,153	$ 876,943
CommScope ownership percentage	18.43225 %	18.43225 %
CommScope equity in net assets of OFS BrightWave, LLC	83,711	161,640
Plus:		
Notes receivable from OFS BrightWave, LLC	30,000	30,000
Direct costs of acquisition	4,763	4,763
Nonproportionate equity adjustments by majority member in OFS BrightWave, LLC	(1,036)	457
Less:		
Income tax benefit related to losses generated by OFS BrightWave LLC's domestic c-corporation subsidiary	(5,910)	—
Investment in and advances to OFS BrightWave, LLC	$ 111,528	$ 196,860

The Company's ownership interest in OFS BrightWave was restructured from a previously contemplated joint venture arrangement announced on July 24, 2001. Under the originally contemplated arrangement, CommScope and Furukawa would have formed two joint ventures to acquire certain fiber optic cable and transmission fiber assets of Lucent's OFS Group. Given the uncertain economic environment and severe downturn in the telecommunications market as well as associated difficulties in the financing markets following the September 11, 2001 tragedy, CommScope and Furukawa agreed to restructure the joint venture arrangement, resulting in a lower ownership participation for CommScope. As a result of the restructuring, the Company recorded pretax charges of approximately $8 million, or approximately $0.09 per diluted share, net of tax, during 2001, related to financing and formation costs of the original joint venture arrangement, which were not capitalizable as part of CommScope's investment in the restructured venture.

4. OTHER ACQUISITIONS AND DIVESTITURES

Effective January 1, 1999, in a transaction with Alcatel Cable Benelux, S.A. ("Alcatel"), the Company acquired certain assets and assumed certain liabilities of Alcatel's coaxial cable business in Belgium. The acquisition provided the Company with a European base of operations, access to established distribution channels and complementary coaxial cable technologies. The Belgium acquisition was accounted for using the purchase method and, accordingly, the acquired assets and assumed liabilities were recorded at their estimated fair value at the date of the acquisition of approximately $20 million, including $3.5 million of goodwill, which was amortized through December 31, 2001 based on a 30 year period (see Note 2 for discussion of "Goodwill and Other Intangibles"). Payment for the acquired business was financed primarily by borrowings under the Eurodollar Credit Agreement (see Note 11).

In 1995, CommScope entered into a joint venture agreement with Pacific Dunlop Ltd. to produce cable in Australia, acquiring a 49% ownership interest. Due to certain governmental regulation changes and other events affecting the market for cable products in Australia in and around 1997, manufacturing operations of the joint venture were suspended and formally discontinued by decision of the joint venture's directors in 1997. In 1998, a formal termination and dissolution agreement for the joint venture was completed. Final dissolution of this joint venture was completed in accordance with Australian legal requirements as of December 29, 2000. A pretax gain of $517 related to the final liquidation of this joint venture was recognized in other income during the year ended December 31, 2000. The Company anticipates no third party claims and no additional gains or losses related to this closed joint venture.

5. IMPAIRMENT CHARGES FOR FIXED ASSETS AND INVESTMENTS

Due to the difficult business environment in telecommunications and the continuing decline in demand for the Company's products, management performed a test of recoverability for its long-lived assets during the third quarter of 2002. The Company's long-term undiscounted cash flow forecasts indicated that the carrying amounts of fixed assets used to manufacture CommScope's wireless, fiber optic cable and other telecom products may not be recoverable as of September 30, 2002. Management does not currently plan to sell, abandon, or otherwise dispose of these assets, and they were therefore classified as assets to be held and used as of December 31, 2002.

The impairment loss recognized during the third quarter of 2002 was measured as the amount by which the carrying values of the impaired assets exceeded their respective fair values. Fair value of the equipment used to manufacture fiber optic cable and other telecom products was determined based on discounted cash flows, which was the best information available to management. Fair value of the facility and equipment used to manufacture wireless products was determined based on a combination of independent appraisal, third-party estimates of current market values, and internal estimates of current market values.

In addition, management's quarterly review of idle and obsolete fixed assets indicated additional impairment for specifically-identified manufacturing equipment. The fair values of these specifically-identified fixed assets were determined based on internal estimates of current market values for used equipment. These idle and obsolete assets did not meet the criteria for classification as held for sale and were therefore classified as assets to be held and used as of December 31, 2002.

The Company recognized total impairment charges for fixed assets in the amount of $25.1 million for the year ended December 31, 2002. The breakdown of these impairment charges was as follows (in millions):

Wireless cable manufacturing assets	$ 15.1
Fiber optic cable manufacturing assets	5.3
Other telecommunications cable manufacturing assets	3.0
Other manufacturing assets	1.7
Total impairment charges	$ 25.1

The Company recorded pretax impairment charges totaling $12.8 million during 2001. Included in these impairment charges was approximately $3.8 million related to an investment in an unconsolidated affiliate, $4.4 million related to fixed assets identified as held for disposal and $4.6 million related to fixed assets to be held and used. The assets held for disposal had a carrying value of approximately $550 as of December 31, 2001. These assets were reclassified from other current assets to property, plant and equipment during 2002 because management did not expect them to be sold within one year and therefore these assets did not meet the SFAS No. 144 criteria for classification as held for sale (See Note 2, "Property, Plant and Equipment," for discussion of SFAS No. 144).

6. EMPLOYEE TERMINATION BENEFITS

The Company reduced its workforce by 202 employees during the third quarter of 2002, primarily in response to the challenging global business environment. The affected employees included manufacturing and administrative personnel located in North Carolina at the Company's corporate office and manufacturing facilities. This workforce reduction resulted in pretax charges of approximately $1.3 million during the third quarter of 2002 for employee termination benefits, which consisted of severance pay and related fringe benefits. The Company recorded $1.0 million of these charges in cost of sales and $0.3 million in selling, general and administrative expenses. The Company paid $1.1 million of these costs during 2002, resulting in a remaining accrual of $0.2 million as of December 31, 2002 related to the third quarter 2002 workforce reduction. Management estimates that these remaining benefits will be paid in full by June 2003.

The Company's management approved an additional workforce reduction of 153 employees in the fourth quarter of 2002, to be effective during the first quarter of 2003. This workforce reduction was also primarily in response to the challenging global business environment. The affected employees included manufacturing and administrative personnel located at several of the Company's North Carolina manufacturing facilities. These employees were identified and the termination benefits were communicated to them prior to December 31, 2002 in sufficient detail to allow them to calculate their estimated benefits. The Company therefore recognized pretax charges related to this planned workforce reduction in the amount of approximately $1.2 million during the fourth quarter of 2002 for employee termination benefits, which consisted of severance pay and related fringe benefits. The Company recorded nearly all of these charges in cost of sales. The Company did not pay any of these employee termination benefits during the fourth quarter of 2002, resulting in a remaining accrual of $1.2 million as of December 31, 2002 for the planned workforce reduction. Management estimates that these remaining benefits will be paid in full by December 2003.

7. ACCOUNTS RECEIVABLE

During the year ended December 31, 2002, the Company wrote off $21.4 million of Adelphia Communications Corporation ("Adelphia") receivables as a result of Adelphia's Chapter 11 bankruptcy, which was announced by Adelphia in June 2002. The Company has reached agreement with Adelphia on the terms under which the Company will do business after the Chapter 11 bankruptcy filing date.

8. INVENTORIES

	As of December 31,	
	2002	2001
Raw materials	$12,402	$23,037
Work in process	11,160	9,688
Finished goods	12,692	14,945
	$36,254	$47,670

9. PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2002	As of December 31, 2001
Land and land improvements	$ 9,359	$ 6,742
Buildings and improvements	78,624	74,101
Machinery and equipment	282,702	306,570
Construction in progress	22,956	41,721
	393,641	429,134
Accumulated depreciation	(164,126)	(151,965)
	$ 229,515	$ 277,169

Depreciation expense was $33,241, $31,681, and $26,631 for the years ended December 31, 2002, 2001, and 2000, respectively. No interest was capitalized for the year ended December 31, 2002. The Company capitalized interest of $405 and $176 for the years ended December 31, 2001 and 2000, respectively.

10. OTHER ACCRUED LIABILITIES

	As of December 31, 2002	As of December 31, 2001
Salaries and compensation liabilities	$11,918	$11,136
Retirement savings plan liabilities	6,586	6,819
Other	7,501	9,798
	$26,005	$27,753

11. LONG-TERM DEBT

	As of December 31, 2002	As of December 31, 2001
Convertible Notes	$172,500	$172,500
Eurodollar Credit Agreement	—	11,269
IDA Notes	10,800	10,800
	183,300	194,569
Less current portion	—	(2,651)
	$183,300	$191,918

Senior Secured Revolving Credit Facility

As of January 10, 2003 the Company entered into a new $100 million senior secured revolving credit facility with a group of banks. The new facility, which was not drawn at closing, was established for future liquidity, working capital needs and other general corporate purposes and expires June 30, 2006. The new facility is secured by substantially all of the Company's assets and provides a maximum of up to $100 million revolving loan availability, including a $20 million sublimit for the issuance of standby and documentary letters of credit. Availability is determined monthly using a predetermined formula based on the amounts of eligible accounts receivable, inventory and equipment, reduced by the total of any outstanding borrowings or letters of credit under the facility. The Company had initial availability of approximately $67 million at closing.

At the Company's option, advances under the new facility are available as Base Rate loans, which bear interest at the base rate plus 0.75%, or as Euro-Dollar loans, which bear interest at LIBOR plus 2.25%. The base rate applicable to Base Rate loans is equal to the higher of (a) the prime rate used by Wachovia Bank, N.A. or (b) the overnight federal funds rate (as defined in the agreement) plus 0.5%.

An unused line fee is payable quarterly and calculated on the average daily amount of the unused $100 million commitment during each calendar quarter. This unused line fee is calculated at an annual rate of (a) 0.5% when the average unused commitment is greater than or equal to 66.6% of the total commitment, (b) 0.375% when the average unused commitment is less than 66.6% and greater than or equal to 33.4% of the total commitment, or (c) 0.25% when the average unused commitment is less than 33.4% of the total commitment. Letter of credit fees are payable at an annual rate of 2.25% of the maximum amount available to be drawn under the letter of credit and are subject to an additional upfront fee of 0.125% per year payable to the issuer.

The new facility contains certain restrictive covenants, including restrictions on incurring indebtedness and liens, entering into transactions to acquire or merge with any entity, making certain other fundamental changes, selling assets and paying dividends, among other things. The Company is also required to comply with certain financial covenants, as defined, including a fixed charge coverage ratio, a funded debt to EBITDA ratio, a maximum annual capital expenditures covenant and a covenant requiring minimum availability of $5 million, if the calculation of availability falls below $50 million, or $30 million provided that there are no outstanding revolving loans.

Convertible Notes

In December 1999, the Company issued $172.5 million of 4% convertible subordinated notes due December 15, 2006. These notes are convertible at any time into shares of CommScope common stock at a conversion price of $48.19 per share, which is subject to adjustment under certain circumstances, as provided in the Indenture. The Company may redeem some or all of these notes at any time on or after December 15, 2002 at redemption prices specified in the Indenture. In connection with the issuance of the convertible notes, the Company incurred costs of approximately $4.9 million, which were capitalized as other assets and are being amortized over the term of the notes. The net proceeds of $167.6 million from this convertible debt offering were used primarily to repay outstanding indebtedness under a revolving credit agreement in addition to funding capital expenditures and other general corporate activities.

Eurodollar Credit Agreement

As of December 2, 2002, the Company terminated its Eurodollar Credit Agreement and a related interest rate swap agreement, which were both scheduled to expire on March 1, 2006. The Company repaid the remaining principal balance of $10.4 million and accrued interest of $0.5 million due under the Eurodollar Credit Agreement upon termination. The termination of the interest rate swap agreement, which served as a fixed-rate hedge of the variable-rate borrowings under the Eurodollar Credit Agreement, resulted in an immaterial after-tax loss.

IDA Notes

In January 1995, CommScope entered into a $10.8 million unsecured loan agreement in connection with the issuance of notes by the Alabama State Industrial Development Authority (the "IDA Notes"). Borrowings under the IDA Notes bear interest at variable rates based upon current market conditions for short-term financing. The interest rate in effect at December 31, 2002 was 1.59%. All outstanding borrowings under the IDA Notes are due on January 1, 2015.

Credit Agreement

As of November 4, 2002, the Company terminated its amended $250 million revolving credit agreement, which was scheduled to expire on December 31, 2002. The Company had no outstanding borrowings under this facility as of December 31, 2001 or at the date of termination of the Credit Agreement.

Other Matters

There are no scheduled maturities of long-term debt during 2003, 2004, or 2005. The principal amount of the Company's Convertible Notes in the amount of $172,500 is due in 2006. There are also no scheduled maturities of long-term debt in 2007.

The weighted average effective interest rate on outstanding borrowings, including amortization of associated loan fees, under the above debt instruments was 4.29% at December 31, 2002, and 4.61% at December 31, 2001.

12. DERIVATIVES AND HEDGING ACTIVITIES

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date for FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other host contracts (collectively referred to herein as embedded derivatives) and for hedging activities. These Standards require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The only derivative instrument identified in the implementation of SFAS No. 133 and outstanding for the year ended December 31, 2001 was an interest rate swap, which effectively converted the variable-rate Eurodollar Credit Agreement to a fixed-rate basis. The notional amount of the swap was equal to the outstanding principal balance of the Eurodollar Credit Agreement and decreased in tandem with principal repayments, which began June 1, 2001. As of January 1, 2001, this interest rate swap was designated and documented as a cash flow hedge of the risk of changes in the cash flows attributable to fluctuations in the variable benchmark interest rate associated with the underlying debt being hedged. This hedging instrument was effective at the transition date to SFAS No. 133, and at December 31, 2001, and was expected to continue to be effective for the duration of the swap contract, resulting in no anticipated hedge ineffectiveness. The transition adjustment as of January 1, 2001 was recorded as a change in accounting principle to accumulated other comprehensive income and other assets on the balance sheet and did not have a material impact on the Company's consolidated results of operations, financial position, and cash flows. The fair value of this derivative instrument, reflected in other assets, was approximately $42 as of December 31, 2001.

Also, as of January 1, 2001, the Eurodollar Credit Agreement was designated and effective as a partial hedge of the Company's net investment in its Belgian subsidiary. There was no adjustment required under SFAS No. 133 as of January 1, 2001 related to this net investment hedge. This hedging instrument was effective at the SFAS No. 133 transition date, and at December 31, 2001, and was expected to continue to be effective for the duration of the loan agreement, resulting in no anticipated reclassifications from accumulated other comprehensive loss to earnings.

As of December 2, 2002, the Company terminated both the Eurodollar Credit Agreement and the related interest rate swap agreement, which were both scheduled to expire on March 1, 2006. As a result, both hedging relationships were terminated as well. The Company entered into a cross currency rate and forward foreign exchange agreement on December 2, 2002 to replace the Eurodollar Credit Agreement as a hedge of the Company's net investment in its Belgian subsidiary.

As of December 31, 2002, the only derivative financial instrument outstanding was a cross currency swap, which was designated and documented at inception as a net investment hedge of a portion of the Company's net investment in its Belgian subsidiary. The notional amount of this derivative financial instrument, which is a cross currency swap of dollars for euros, was $20 million at inception of the hedging relationship and as of December 31, 2002. This hedging instrument was effective at inception of the hedging relationship and at December 31, 2002, and was expected to continue to be effective for the duration of the agreement, resulting in no anticipated hedge ineffectiveness. The fair value of this derivative instrument, reflected in other noncurrent liabilities, was approximately $1.3 million as of December 31, 2002.

Activity in the accumulated net gain (loss) on derivative instruments included in accumulated other comprehensive loss for the years ended December 31, 2002 and 2001 consisted of the following:

	Year Ended December 31,	
	2002	2001
Accumulated net gain on derivative instrument, beginning of year	$ 27	$ —
Net effect of adopting SFAS No. 133	—	229
Net loss on derivative financial instrument designated as a cash flow hedge	(27)	(202)
Net loss on derivative financial instrument designated as a net investment hedge	(802)	—
Accumulated net gain (loss) on derivative instruments, end of year	$ (802)	$ 27

13. EMPLOYEE BENEFIT PLANS

The Company sponsors the CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the "Employees Retirement Savings Plan"). The majority of the Company's contributions to the Employees Retirement Savings Plan are made at the discretion of the Company's Board of Directors. In addition, eligible employees may elect to contribute up to 100% of their base salaries, limited to the maximum contribution amount allowed by the Internal Revenue Service. The Company also contributes an amount equal to 50% of the first 4% of the employee's salary that the employee contributes. The Company contributed $6.1 million in 2002, $9.3 million in 2001, and $8.3 million in 2000 to the Employees Retirement Savings Plan, of which $4.4 million, $7.5 million, and $6.4 million each year was discretionary.

The Company sponsors a self-funded welfare plan (the "Plan") that provides medical, dental, and short-term disability benefits to eligible employees. Enrollment in the plan is optional, with the cost of the premiums being shared by both the employee and the Company. The Company established a Voluntary Employees' Benefit Association Trust ("VEBA Trust") to provide for the payment of benefits under the Plan. The Company is required to make cash contributions to the VEBA Trust from time to time in amounts which, when added to participant premiums, are sufficient to fund the benefits for participants and their beneficiaries under the Plan. The Company made cash contributions to the VEBA Trust of $14.9 million in 2002, $13.6 million in 2001, and $11.4 million in 2000.

The Company also sponsors an unfunded postretirement group medical and dental plan (the "Postretirement Health Plan") that provides benefits to full-time employees who retire from the Company at age 65 or older with a minimum of 10 years of active service. The Postretirement Health Plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance, with Medicare as the primary provider of health care benefits for eligible retirees. The accounting for the Postretirement Health Plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to maintain a consistent level of cost sharing with retirees. The Company recognizes the cost of providing and maintaining postretirement benefits during employees' active service periods.

Additionally, the Company currently sponsors two defined benefit pension plans (the "Defined Benefit Pension Plans"). The first defined benefit plan is a nonqualified unfunded supplemental executive retirement plan (the "Original Plan") that provides defined pension benefits to certain key executives who retired prior to December 31, 2000. The defined benefits under the Original Plan are paid from Company contributions. Prior to January 1, 2001, the Original Plan also covered certain active key executives who had not yet retired. All active participants' balances were settled as of January 1, 2001, resulting in a gain in the Original Plan of $4.7 million, and a new defined contribution pension plan was established in its place for those active participants, as described in the paragraph below. The second defined benefit pension plan is a nonqualified pension plan, which provides pension benefits for certain international management-level employees. This plan is funded by Company and employee contributions.

Effective January 1, 2001, the Company amended and restated the Original Plan that previously provided defined pension benefits to certain active and retired key executives. As a result of this amendment and restatement, the benefits provided under the Original Plan for all participants, other than those who retired prior to December 31, 2000, are now governed by the amended and restated plan (the "Restated Plan"). Under the Restated Plan, which is a noncontributory unfunded defined contribution pension plan, the Company will credit each participant's account with contributions and earnings on the accumulated balance thereof, as outlined in the Original Plan, but the Company is not required to make any payments until the participant is eligible to receive retirement benefits under the plan. As of January 1, 2001, for all active participants in the Original Plan, the Company credited their respective accounts under the Restated Plan with an amount equal to the actuarially determined accumulated benefit obligation for each participant under the terms of the Original Plan. The total amount established by CommScope as of January 1, 2001, and recognized as an expense of the Restated Plan in 2001, was $4.1 million. The Company recognized additional costs of $546 representing contributions and earnings under this plan for the year ended December 31, 2001. The establishment of opening participant balances and the additional cost recognized resulted in an accrued liability for the Restated Plan of $4.6 million as of December 31, 2001. The amendment and restatement of this plan had no material effect on the consolidated financial statements of the Company upon adoption. For the year ended December 31, 2002, the Company recognized $613, representing contributions and earnings under the Restated Plan, and made benefit payments to retirees in the amount of $110, resulting in an accrued liability of approximately $5.1 million as of December 31, 2002.

Amounts accrued under the Postretirement Health Plan, the Defined Benefit Pension Plans, and the Restated Plan are included in other noncurrent liabilities. The following table summarizes information for the Defined Benefit Pension Plans and the Postretirement Health Plan:

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
Change in benefit obligation:				
Postretirement benefit obligation, beginning of year	$ 1,800	$ 6,377	$25,803	$17,522
Service cost	91	74	2,562	1,819
Interest cost	121	109	1,802	1,353
Plan participants' contributions	16	13	25	19
Actuarial (gain) loss	(23)	77	1,156	5,133
Settlement of benefits	—	(4,690)	—	—
Benefits paid	(164)	(108)	(179)	(43)
Translation (gain) loss and other	64	(52)	—	—
Postretirement benefit obligation, end of year	$ 1,905	$ 1,800	$31,169	$25,803
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 630	$ 501	$ —	$ —
Employer and plan participant contributions	240	231	179	43
Return on plan assets	54	30	—	—
Benefits paid	(164)	(108)	(179)	(43)
Translation gain (loss) and other	85	(24)	—	—
Fair value of plan assets, end of year	$ 845	$ 630	$ —	$ —
Funded status (postretirement benefit obligation in excess of fair value of plan assets):	$ 1,060	$ 1,170	$31,169	$ 25,803
Unrecognized net actuarial gain (loss)	19	(78)	(12,619)	(11,902)
Unrecognized net transition amount	(386)	(377)	—	—
Accrued benefit cost, end of year	$ 693	$ 715	$18,550	$13,901
Discount rate	6.29%	6.40%	6.75%	7.00%
Rate of return on plan assets	5.50%	5.50%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

Net periodic benefit cost (credit) for the Defined Benefit Pension Plans and the Postretirement Health Plan consisted of the following components:

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Service cost	$ 91	$ 74	$ 104	$2,562	$1,819	$1,237
Interest cost	121	109	432	1,802	1,353	1,001
Recognized actuarial loss	—	—	44	439	239	159
Amortization of transition obligation	29	29	29	—	—	—
Settlement gain	—	(4,690)	—	—	—	—
Return on plan assets	(54)	(30)	(23)	—	—	—
Net periodic benefit cost (credit)	$ 187	$(4,508)	$ 586	$4,803	$3,411	$2,397

For measurement purposes, a 12% annual rate of increase in health care costs was assumed for 2003 and is assumed to decrease gradually to 5% for 2012 and remain at that level thereafter. The increase in the postretirement benefit obligation in 2002 was due to a decrease in the discount rate and increases in the claims cost and health care trend rate assumptions and was partially offset by a gain from demographic changes related to reduced headcount.

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Postretirement Health Plan. A one-percentage-point change in assumed health care cost trend rates would have had the following effects for the year ended December 31, 2002:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components of net periodic benefit cost	$ 945	$ (1,058)
Effect on postretirement benefit obligation	7,874	(6,003)

14. INCOME TAXES

The components of the provision (benefit) for income taxes for the years ended December 31, 2002, 2001, and 2000 were as follows:

	Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$(15,591)	$17,842	$46,723
State	155	781	3,920
Current income tax provision (benefit)	(15,436)	18,623	50,643
Deferred:			
Federal	(19,931)	(1,611)	1,244
State	(4,042)	(651)	106
Deferred income tax provision (benefit)	(23,973)	(2,262)	1,350
Total provision (benefit) for income taxes	$(39,409)	$16,361	$51,993

The total provision for income taxes included an income tax benefit of $31.5 million for the year ended December 31, 2002 and $4.1 million for the year ended December 31, 2001, reflected in equity in losses of OFS BrightWave.

The reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate for the years ended December 31, 2002, 2001, and 2000 was as follows:

	Year Ended December 31,		
	2002	2001	2000
Statutory U.S. federal income tax rate	(35.0)%	35.0%	35.0%
State income taxes, net of federal tax effect	(2.4)	0.2	1.9
Export sales benefit	(0.4)	(2.9)	(1.1)
Permanent items and other	(0.7)	(2.8)	2.2
General business credits	(0.3)	—	—
Valuation allowances for net operating loss and capital loss carryforwards	1.8	7.5	—
Effective income tax rate	(37.0)%	37.0%	38.0%

During 2001, the Company established a deferred tax valuation allowance of $2.0 million against a net foreign deferred tax asset arising primarily from a foreign net operating loss carryforward. The loss carryforward has no expiration date, but is subject to local restrictions limiting its deductibility. During 2002, the deferred tax valuation allowance increased by $0.8 million to a balance of $2.8 million as of December 31, 2002.

The Company also had a foreign net operating loss carryforward of approximately $2.8 million as of December 31, 2002, which had no expiration date, and the Company considers it more likely than not to be realized.

In addition, the Company had a valuation allowance of $1.4 million as of December 31, 2002, which was established in 2001 against a deferred tax asset arising from the impairment charge for an investment in a wireless infrastructure project management company, now in the process of being liquidated (see Note 5), which created a capital loss for tax purposes. The Company considered it more likely than not that this capital loss carryforward will expire unused due to uncertainty about the creation of future capital gains.

The components of deferred income tax assets and liabilities and the classification of deferred tax balances on the balance sheet were as follows:

	As of December 31,	
	2002	2001
Deferred tax assets:		
Accounts receivable and inventory reserves	$ 11,024	$ 11,957
Employee benefits	3,441	3,515
Postretirement benefits	8,999	7,125
Foreign net operating losses	3,862	2,813
Investment in unconsolidated affiliate	1,388	1,388
Investment in OFS BrightWave, LLC	16,881	1,118
Other	4,389	2,924
Total deferred tax assets	49,984	30,840
Valuation allowance	(4,233)	(3,408)
Net deferred tax assets	45,751	27,432
Deferred tax liabilities:		
Property, plant and equipment	(22,059)	(26,867)
Goodwill and intangibles	(3,541)	(4,178)
Hedging gain	—	(1,143)
Total deferred tax liabilities	(25,600)	(32,188)
Net deferred tax asset (liability)	$ 20,151	$ (4,756)
Deferred taxes as recorded on the balance sheet:		
Current deferred tax asset	$ 16,579	$ 18,143
Noncurrent deferred tax asset (liability)	3,572	(22,899)
Net deferred tax asset (liability)	$ 20,151	$ (4,756)

At December 31, 2002 the Company had approximately $11.7 million in state investment tax credits that could be utilized to reduce state income tax liabilities for future tax years through 2008.

At December 31, 2002 the Company had approximately $26.1 million in foreign net operating loss carryforwards that can be utilized to reduce foreign income tax for future years indefinitely. Approximately $23.3 million of these losses have a valuation allowance against them.

The cumulative amount of undistributed earnings from foreign subsidiaries amounted to approximately $4 million at December 31, 2002. Although the Company does not currently intend to repatriate earnings from foreign subsidiaries, foreign tax credits may be available as a reduction of United States income taxes in the event of such distributions.

Income tax (expense) benefit for components of other comprehensive loss for the years ended December 31, 2002, 2001, and 2000 was as follows:

	Year Ended December 31,		
	2002	2001	2000
Hedging (gain) loss on non-derivative instrument	$ 447	$ (300)	$ (368)
Effect of adopting SFAS No. 133	—	(135)	—
Loss on derivative instrument designated as a cash flow hedge	16	120	—
Loss on derivative instrument designated as a net investment hedge	471	—	—
Total income tax (expense) benefit for components of other comprehensive loss	$ 934	$ (315)	$ (368)

15. STOCK COMPENSATION PLANS

In 1997, the Company adopted the Amended and Restated CommScope, Inc. 1997 Long-Term Incentive Plan (the "CommScope Incentive Plan"), which was formally approved by the Company's stockholders in 1998. The Company amended the CommScope Incentive Plan in 1998, 2000, and 2002 to, among other things, increase the number of shares available under the plan. Each of these amendments was approved by the Company's stockholders at the time it was made. The CommScope Incentive Plan provides for the granting of stock options, restricted stock, performance units, performance shares and phantom shares to employees of the Company and its subsidiaries and the granting of stock and stock options to nonemployee directors of the Company. A total of 11.7 million shares have been authorized for issuance under the CommScope Incentive Plan through December 31, 2002. Stock options generally expire 10 years from the date they are granted. Options vest over service periods that generally range from three to four years. Upon initial election to the Company's board of directors, a non-employee director is granted 1,000 shares of stock, which are fully vested and transferable upon issuance, and an option to purchase 20,000 shares of stock, which vest over a three-year period. If a non-employee director remains in office, a similar option is granted every three years. Non-employee directors are also eligible for discretionary stock option awards.

The following tables summarize the Company's stock option activity and information about stock options outstanding at December 31, 2002:

	Shares (in thousands)	Weighted Average Exercise Price Per Share
Stock options outstanding at December 31, 1999	4,504	$16.96
Granted	1,446	18.81
Cancelled	(123)	21.67
Exercised	(375)	12.57
Stock options outstanding at December 31, 2000	5,452	17.64
Granted	294	21.90
Cancelled	(432)	22.40
Exercised	(225)	13.00
Stock options outstanding at December 31, 2001	5,089	17.69
Granted	3,693	11.18
Cancelled	(370)	17.81
Exercised	(73)	14.03
Stock options outstanding at December 31, 2002	8,339	$14.84
Stock options exercisable at:		
December 31, 2000	2,747	$15.04
December 31, 2001	3,703	$16.50
December 31, 2002	4,221	$17.55
Shares reserved for future issuance at December 31, 2002	2,002	

Range of Exercise Prices	Options Outstanding: Shares (in thousands)	Options Outstanding: Weighted Average Remaining Contractual Life (in Years)	Options Outstanding: Weighted Average Exercise Price Per Share	Options Exercisable: Shares (in thousands)	Options Exercisable: Weighted Average Exercise Price Per Share
$7 to $10	2,297	9.7	$ 7.95	55	$ 8.75
10 to 20	5,384	6.5	15.06	3,572	14.35
20 to 30	31	6.8	23.28	12	23.07
30 to 40	618	6.9	37.62	576	37.81
40 to 48	9	7.2	44.53	6	44.41
$7 to $48	8,339	7.3	$14.84	4,221	$17.55

The Company has elected to account for stock options using the intrinsic value method. The weighted average fair value per option, disclosed below, has been estimated using the Black-Scholes option pricing model. The assumptions used to develop the weighted average fair value per option were as follows:

	Year Ended December 31, 2002	2001	2000
Valuation assumptions:			
Expected option term (years)	4.0	3.5	3.5
Expected volatility	66.0%	50.0%	50.0%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.5%	4.0%	5.0%
Weighted average fair value per option	$ 5.77	$ 9.05	$ 7.76

16. STOCKHOLDER RIGHTS PLAN

On June 10, 1997, the Board of Directors adopted a stockholder rights plan designed to protect stockholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price. Under the rights plan, each stockholder received a dividend of one right for each outstanding share of common stock, which was distributed on July 29, 1997. The rights are attached to, and presently only trade with, the common stock and currently are not exercisable. Except as specified below, upon becoming exercisable, all rights holders will be entitled to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Participating Preferred Stock") for each right held at a price of $60.

The rights become exercisable and will begin to trade separately from the common stock upon the earlier of (i) the first date of public announcement that a person or group (other than pursuant to a Permitted Offer, as defined) has acquired beneficial ownership of 15% or more of the outstanding common stock; or (ii) 10 business days (or such later date as the Board of Directors of the Company may determine) following a person's or group's commencement of, or announcement of and intention to commence, a tender or exchange offer, the consummation of which would result in beneficial ownership of 15% or more of the common stock. The rights will entitle holders (other than an Acquiring Person, as defined) to purchase common stock having a market value (immediately prior to such acquisition) of twice the exercise price of the right. If the Company is acquired through a merger or other business combination transaction (other than a Permitted Offer, as defined), each right will entitle the holder to purchase $120 worth of the surviving company's common stock for $60. The Company may redeem the rights for $0.01 each at any time prior to such acquisitions. The rights will expire on June 12, 2007.

In connection with the rights plan, the Board of Directors approved the creation of (out of the authorized but unissued shares of preferred stock of the Company) participating preferred stock, consisting of 0.4 million shares with a par value of $0.01 per share. The holders of the participating preferred stock are entitled to receive dividends, if declared by the Board of Directors, from funds legally available. Each share of participating preferred stock is entitled to one thousand votes on all matters submitted to stockholder vote. The shares of participating preferred stock are not redeemable by the Company nor convertible into common stock or any other security of the Company.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and a cross currency swap contract (see Note 12). For cash and cash equivalents, trade receivables and trade payables, the carrying amounts of these financial instruments as of December 31, 2002 and 2001 were considered representative of their fair values due to their short terms to maturity. Quoted market prices were not available for the Company's IDA Notes (see Note 11), but management determined that the fair value of this debt instrument approximated its carrying value based on a discounted cash flow analysis, using interest rates that were available to the Company as of December 31, 2002 and 2001 for issuance of debt with similar terms and remaining maturities. With respect to the Company's convertible notes (see Note 11), fair value was based on quoted market prices. The fair value of the Company's cross currency swap contract was based on the net present value of the difference between the expected future US dollar cash flows and the expected future euro cash flows. The fair value of the Company's interest rate swap contract at December 31, 2001 was based on the net present value of the expected future contractual cash flows.

The carrying amounts and estimated fair values of the Company's convertible notes, cross currency swap and interest rate swap as of December 31, 2002 and 2001, are summarized as follows:

	As of December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible notes	$172,500	$140,588	$172,500	$136,700
Cross currency swap	1,260	1,260	—	—
Interest rate swap	—	—	42	42

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.

18. COMMITMENTS AND CONTINGENCIES

CommScope leases certain equipment and facilities under operating leases expiring at various dates through the year 2011. Rent expense was $7.1 million in 2002, $7.6 million in 2001, and $7.8 million in 2000. Future minimum rental payments required under operating leases with initial terms of one year or more as of December 31, 2002 are: $3.3 million in 2003; $2.8 million in 2004; $2.2 million in 2005; $1.7 million in 2006; $1.3 million in 2007; and $2.8 million thereafter.

The Company terminated an operating lease for its corporate office building on December 13, 2002 and exercised its option to acquire the building for $12.8 million.

CommScope is either a plaintiff or a defendant in pending legal matters in the normal course of business; however, management believes none of these legal matters will have a materially adverse effect on the Company's financial statements upon final disposition. In addition, CommScope is subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. The Company's manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had, and is not expected to have, a materially adverse effect on the Company's financial statements.

19. INDUSTRY SEGMENTS, MAJOR CUSTOMERS, RELATED PARTY TRANSACTIONS AND GEOGRAPHIC INFORMATION

The Company's operations are conducted within one business segment that designs, manufactures and markets coaxial, fiber optic and high performance electronic cables primarily used in communications applications. The Company's primary source of revenues is from product sales to cable television system operators, telecommunications service providers, original equipment manufacturers and distributors. Service revenue from delivery of products shipped by Company owned trucks was not material to the Company's reported sales during 2002, 2001 or 2000. The Company aggregates and reports its results in one reportable segment based on the similarity of its products, production processes, distribution methods, and regulatory environment.

AT&T Broadband merged with Comcast Corporation in November 2002, to create a new company named Comcast Corporation ("Comcast"). On a pro forma basis for the full year 2002, Comcast, combined with AT&T Broadband, accounted for 20% of the Company's total sales during 2002, compared to approximately 10% of the Company's total sales during 2001 and 2000. No other customer accounted for 10% or more of net sales during 2002, 2001, or 2000. Comcast, on a combined basis with AT&T Broadband, comprised 19% of the Company's gross accounts receivable as of December 31, 2002, compared to 8%, on a combined pro forma basis, as of December 31, 2001. Accounts receivable from another customer comprised approximately 12% of the Company's gross accounts receivable as of December 31, 2002. No other customer accounted for greater than 10% of gross accounts receivable as of December 31, 2002 or 2001.

Sales to related parties were less than 1% of net sales in 2002 and less than 2% of net sales in 2001 and 2000. Trade accounts receivable from related parties were less than 1% of the Company's total trade accounts receivable balance as of December 31, 2002 and 2001. In the fourth quarter of 2002, Furukawa and its affiliates became related parties to the Company, as a result of Furukawa's acquisition of approximately 13% of CommScope's common stock. During the twelve months ended December 31, 2002, less than 5% of CommScope's total cost of sales and operating expenses were for purchases of optical fiber from OFS Fitel, a wholly owned indirect subsidiary of Furukawa. Purchases from all other related parties were less than 1% of cost of sales and operating expenses in 2002, 2001 and 2000. As of December 31, 2002, less than 25% of the Company's trade accounts payable was related to purchases of optical fiber from OFS Fitel, most of which were purchased during December of 2002. Trade accounts payable to all other related parties were less than 1% of the Company's total trade accounts payable balance as of December 31, 2002 and 2001.

As of December 31, 2002 and 2001, the Company held a $30 million note receivable from OFS BrightWave, in which CommScope owns an 18.4% equity interest. The Company recognized interest income on this note of $935 for the year ended December 31, 2002 and $125 for the six week period ended December 31, 2001, of which $172 and $23, respectively, was eliminated in consolidation. In addition, as of December 31, 2001, CommScope had a $1.5 million receivable from OFS BrightWave, included in other current assets, for an expected reimbursement of costs incurred by CommScope on behalf of OFS BrightWave related to the formation of OFS BrightWave with Furukawa. The income statement benefit related to this $1.5 million reimbursement, of which $280 was eliminated in consolidation, was recorded to terminated acquisition costs in the fourth quarter of 2001.

Sales to customers located outside of the United States ("international sales") comprised approximately 19% of net sales in 2002, 23% of net sales in 2001, and 24% of net sales in 2000. International sales by geographic region, based on the destination of product shipments, and worldwide sales by broad product group were as follows (in millions):

	Year Ended December 31,		
	2002	2001	2000
Latin America	$ 31.0	$ 64.5	$ 67.5
Asia / Pacific Rim	16.7	26.2	58.9
Europe	44.9	64.9	77.4
Canada	15.1	16.3	23.1
Other	3.8	1.4	5.5
Total international sales	$111.5	$173.3	$232.4

	Year Ended December 31,		
	2002	2001	2000
Broadband and other video application products	$496.5	$588.3	$723.8
Local area network products	81.2	88.3	85.3
Wireless and other telecommunications products	20.8	61.9	140.9
Total worldwide sales by broad product group	$598.5	$738.5	$950.0

Net property, plant and equipment by geographic area was as follows (in millions):

	As of December 31,	
	2002	2001
United States	$201.6	$238.6
Belgium	10.8	10.3
Brazil	17.1	28.3
Total net property, plant and equipment	$229.5	$277.2

20. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,		
	2002	2001	2000
Cash paid during the year for:			
Taxes	$ 762	$ 23,655	$ 47,268
Interest (net of capitalized amounts)	8,446	7,732	9,467
Noncash investing and financing activities:			
Acquisition of interest in OFS BrightWave, LLC	—	$ (173,388)	—
Purchase of note of OFS BrightWave, LLC	—	(30,000)	—
Issuance of common stock to Lucent	—	203,388	—

21. QUARTERLY FINANCIAL DATA (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2002:				
Net sales	$159,751	$155,014	$147,819	$135,883
Gross profit	35,425	31,723	27,076	26,331
Operating income (loss)	12,197	(11,120)	(19,597)	3,110
Net loss	(1,648)	(42,491)	(19,562)	(3,451)
Net loss per share, basic	(0.03)	(0.69)	(0.32)	(0.06)
Net loss per share, diluted	(0.03)	(0.69)	(0.32)	(0.06)
Fiscal 2001:				
Net sales	$217,360	$199,899	$177,702	$143,537
Gross profit	52,794	48,310	43,947	34,593
Operating income	28,006	11,630	12,460	10,778
Net income (loss)	16,579	5,978	6,345	(1,037)
Net income (loss) per share, basic	0.32	0.12	0.12	(0.02)
Net income (loss) per share, diluted	0.32	0.11	0.12	(0.02)

CommScope, Inc.
Schedule II – Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts (Describe)	Deductions (Describe)[1]	Balance at End of Period
Deducted from assets:					
Allowance for doubtful accounts					
Year ended December 31, 2002	$12,599	$25,217	$ —	$26,005	$11,811
Year ended December 31, 2001	$ 9,187	$ 6,565	$ —	$ 3,153	$12,599
Year ended December 31, 2000	$ 4,838	$ 4,519	$ —	$ 170	$ 9,187

(1) Uncollectible customer accounts written off, net of recoveries of previously written off customer accounts.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this Item is contained in the sections captioned "Management of the Company—Board of Directors of the Company", "Management of the Company—Committees of the Board of Directors—Board Meetings", and "Management of the Company—Section 16(a) Beneficial Ownership Reporting Compliance" included in our 2003 Proxy Statement, which sections are incorporated herein by reference.

Executive Officers

Set forth below is certain information with respect to the executive officers of the Company as of March 21, 2003.

Name and Title	Age	Business Experience
Frank M. Drendel Chairman and Chief Executive Officer	58	Frank M. Drendel has been our Chairman and Chief Executive Officer since July 28, 1997 when we were spun-off from General Instrument Corporation (subsequently renamed General Semiconductor, Inc.) and became an independent company. He has served as Chairman and President of CommScope, Inc. of North Carolina, referred to herein as CommScope NC, currently our wholly-owned subsidiary, from 1986 to the spin-off and has served as Chief Executive Officer of CommScope NC since 1976. Prior to that time, Mr. Drendel has held various positions with CommScope NC since 1971. Mr. Drendel is a director of Nextel Communications, Inc., C-SPAN and the National Cable Television Association. Mr. Drendel was also recently inducted into the Cable Television Hall of Fame.
Brian D. Garrett President and Chief Operating Officer	54	Brian D. Garrett has been President and Chief Operating Officer of CommScope and CommScope NC since 1997. He was our Executive Vice President, Operations from the spin-off until 1997. From 1996 to 1997, he was Executive Vice President and General Manager of the Network Cable Division of CommScope NC and Vice President and General Manager of the Network Cable Division of CommScope NC from 1986 to 1996. Prior to that time, Mr. Garrett has held various positions with CommScope, NC since 1980.
Jearld L. Leonhardt Executive Vice President and Chief Financial Officer	54	Jearld L. Leonhardt has been our Executive Vice President and Chief Financial Officer since 1999. He has served as our Executive Vice President, Finance and Administration from the spin-off until 1999. He was our Treasurer from the spin-off until 1997. He has served as Executive Vice President and Chief Financial Officer of CommScope NC since 1999. He has served as Executive Vice President, Finance and Administration of CommScope NC from 1983 until 1999 and Treasurer of CommScope NC from 1983 until 1997. Prior to that time, Mr. Leonhardt has held various positions with CommScope NC since 1970.

Randall W. Crenshaw Executive Vice President, Procurement, and General Manager, Network Products Group	45	Randall W. Crenshaw has been Executive Vice President, Procurement, and General Manager, Network Products Group, of CommScope and CommScope NC since 2000. From the spin-off until 2000, he was Executive Vice President, Procurement of CommScope and CommScope NC. From 1994 to 1997, Mr. Crenshaw was Vice President Operations for the Network Cable Division of CommScope NC. Prior to that time, Mr. Crenshaw has held various positions with CommScope NC since 1985.
William R. Gooden Senior Vice President and Controller	61	William R. Gooden has been our Senior Vice President and Controller since the spin-off. He has served as Senior Vice President and Controller of CommScope NC since 1996 and was Vice President and Controller from 1991 to 1996. Prior to that time, Mr. Gooden has held various positions with CommScope NC since 1978.
Edward A. Hally Executive Vice President and General Manager, Wireless Products Group	53	Edward A. Hally has been Executive Vice President and General Manager, Wireless Products of CommScope and CommScope NC since October 2002. From 2001 to 2002, he served as Senior Vice President and General Manager for Inktomi Corporation, a global provider of information-retrieval solutions. Prior to 2001, he was Corporate Vice President and General Manager for Motorola GSM System Products Division and based in the United Kingdom. Prior to joining Motorola in 1996, he worked in many capacities at Nortel Networks, ultimately serving as Vice President/General Manager for Nortel's Magellan Data Network Business based in Frankfurt, Germany.
Christopher A. Story Executive Vice President, Global Broadband Products Group, Operations	43	Christopher A. Story has been Executive Vice President, Global Broadband Products Group, Operations, of CommScope and CommScope NC since 2000. From 1998 until 2000, he was Senior Vice President, CATV Operations, of CommScope NC. From 1996 to 1998, he was Vice President, CATV Operations, of CommScope NC. Prior to that time, Mr. Story has held various positions with CommScope NC since 1989.
Gene W. Swithenbank Executive Vice President, Global Broadband Products Group, Sales and Marketing	63	Gene W. Swithenbank has been our Executive Vice-President, Global Broadband Products Group, Sales and Marketing since July 2001. Prior to that he was Executive Vice President, CATV Sales and Marketing, since the spin-off. He has served as Executive Vice President, CATV Sales and Marketing, of CommScope NC since 1996. From 1992 to 1996, Mr. Swithenbank was Senior Vice President, CATV Sales and Marketing, of CommScope NC. Prior to that time, Mr. Swithenbank has held various positions with CommScope NC since 1970.
Frank B. Wyatt, II Senior Vice President, General Counsel and Secretary	40	Frank B. Wyatt, II has been Senior Vice President, General Counsel and Secretary of CommScope and CommScope NC since 2000. He was Vice President, General Counsel and Secretary of CommScope and CommScope NC from the spin-off until 2000. He has served as General Counsel and Secretary of CommScope NC since 1996. Prior to that time, Mr. Wyatt was an attorney in private law firm practice with Bell, Seltzer, Park & Gibson, P.A. (now Alston & Bird LLP) since 1987.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is contained in the section captioned "Management of the Company" in our 2003 Proxy Statement and is incorporated by reference herein. The sections captioned "Management of the Company—Compensation Committee Report on Compensation of Executive Officers" and "Performance Graph" in our 2003 Proxy Statement are not incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2002:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	8,339,355	$14.84	2,002,455
Equity compensation plans not approved by security holders	—	—	—
Total	8,339,355	$14.84	2,002,455

Other information required by this Item is contained in the sections captioned "Beneficial Ownership of Common Stock" and "Management of the Company—Stock Options" in our 2003 Proxy Statement, which sections are incorporated by reference herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item is contained in the section captioned "Management of the Company—Certain Relationships and Related Transactions" in our 2003 Proxy Statement and is incorporated by reference herein.

PART IV

ITEM 14. CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our Chief Executive Officer and our Chief Financial Officer have reviewed the effectiveness of our disclosure controls and procedures within the last ninety days and have concluded that the disclosure controls and procedures are effective.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the last day they were evaluated by our Chief Executive Officer and our Chief Financial Officer.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents Filed as Part of this Report:

1. *Financial Statements.*

   The following consolidated financial statements of CommScope, Inc. are included under Part II, Item 8:

   Independent Auditors' Report.
   Consolidated Statements of Operations for the Years ended December 31, 2002, 2001, and 2000.
   Consolidated Balance Sheets as of December 31, 2002 and 2001.
   Consolidated Statements of Cash Flows for the Years ended December 31, 2002, 2001 and 2000.
   Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years ended December 31, 2002, 2001 and 2000.
   Notes to Consolidated Financial Statements.

2. *Financial Statement Schedules.*

   Schedule II – Valuation and Qualifying Accounts. Included under Part II, Item 8.

   Certain schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. *List of Exhibits.* See Index of Exhibits included on page E-1.

(b) Reports on Form 8-K:

   On October 9, 2002 we filed a current report on Form 8-K announcing that we and Furukawa had privately repurchased 10.2 million shares of our common stock held by Lucent; of this amount Furukawa purchased 7,656,900 shares of our common stock, which it plans to hold for investment purposes.

   On November 5, 2002 we filed a current report on Form 8-K announcing our financial results for the third quarter ended September 30, 2002, the termination of our then existing revolving loan credit facility (under which we had no outstanding indebtedness and which was scheduled to expire on December 31, 2002) and that we have obtained temporary financial covenant waivers for the period commencing on September 30, 2002 and through and including December 31, 2002 under our $11 million eurodollar credit agreement and a $13 million operating lease.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CommScope, Inc.

Date: March 21, 2003

By:/s/ Frank M. Drendel
Frank M. Drendel
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Frank M. Drendel Frank M. Drendel	Chairman of the Board and Chief Executive Officer	March 21, 2003
/s/ Jearld L. Leonhardt Jearld L. Leonhardt	Executive Vice President and Chief Financial Officer (Principal financial officer)	March 21, 2003
/s/ William R. Gooden William R. Gooden	Senior Vice President and Controller (Principal accounting officer)	March 21, 2003
/s/ Duncan M. Faircloth Duncan M. Faircloth	Director	March 21, 2003
/s/ Boyd L. George Boyd L. George	Director	March 21, 2003
/s/ George N. Hutton, Jr. George N. Hutton, Jr.	Director	March 21, 2003
/s/ June E. Travis June E. Travis	Director	March 21, 2003
/s/ James N. Whitson James N. Whitson	Director	March 21, 2003

CERTIFICATIONS

I, Frank M. Drendel, Chairman of the Board and Chief Executive Officer of CommScope, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of CommScope, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or person performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

/s/ FRANK M. DRENDEL
Frank M. Drendel
Chairman of the Board and Chief Executive Officer

I, Jearld L. Leonhardt, Executive Vice President and Chief Financial Officer (Principal financial officer) of CommScope, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of CommScope, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or person performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

/s/ JEARLD L. LEONHARDT
Jearld L. Leonhardt
Executive Vice President and
Chief Financial Officer (Principal financial officer)

Index of Exhibits

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of October 9, 2002, by and among Lucent Technologies Inc., CommScope, Inc. and The Furukawa Electric Co., Ltd. (Incorporated herein by reference from the Company's Current Report on Form 8-K dated October 9, 2002 (File No. 1-12929)).
3.1	Amended and Restated Certificate of Incorporation of CommScope, Inc. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 1-12929)).
3.2	Amended and Restated By-Laws of CommScope, Inc. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 1-12929)).
4.1	Rights Agreement, dated June 12, 1997, between CommScope, Inc. and ChaseMellon Shareholder Services, L.L.C. (Incorporated herein by reference from the Registration Statement on Form 8-A filed June 30, 1997 (File No. 1-12929)).
4.1.1	Amendment No. 1 to Rights Agreement, dated as of June 14, 1999, between CommScope, Inc. and ChaseMellon Shareholder Services. (Incorporated by reference from the Amendment to Registration Statement on Form 8-A/A filed June 14, 1999 (File No. 1-12929)).
4.1.2	Amendment No. 2 to Rights Agreement, dated as of November 15, 2001 between CommScope, Inc. and Mellon Investor Services LLC. (Incorporated by reference from the Amendment to Registration Statement on Form 8-A/A filed November 19, 2001 (File no. 1-12929)).
10.1	Employee Benefits Allocation Agreement, dated as of July 25, 1997, among NextLevel Systems, Inc., CommScope, Inc. and General Semiconductor, Inc. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 1-12929)).
10.2	Debt and Cash Allocation Agreement, dated as of July 25, 1997, among NextLevel Systems, Inc., CommScope, Inc. and General Semiconductor, Inc. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 1-12929)).
10.3	Insurance Agreement, dated as of July 25, 1997, among NextLevel Systems, Inc., CommScope, Inc. and General Semiconductor, Inc. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 1-12929)).
10.4	Tax Sharing Agreement, dated as of July 25, 1997, among NextLevel Systems, Inc., CommScope, Inc. and General Semiconductor, Inc. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 1-12929)).
10.5	Trademark License Agreement, dated as of July 25, 1997, among NextLevel Systems, Inc., CommScope, Inc. and General Semiconductor, Inc. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 1-12929)).
10.6	Transition Services Agreement, dated as of July 25, 1997, between NextLevel Systems, Inc. and CommScope, Inc. (Incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 1-12929)).
10.7	Credit and Security Agreement, dated as of January 10, 2003, among CommScope, Inc. of North Carolina, the lenders listed therein, Wachovia Bank National Association, as

Exhibit No.	Description
	Agent, and Wachovia Securities, Inc, as Arranger.
10.7.1	Cross Currency Rate and Forward Foreign Exchange Transaction Confirmation, dated as of December 2, 2002, between CommScope, Inc. of North Carolina and Wachovia Bank National Association.
10.8+	Amended and Restated CommScope, Inc. 1997 Long-Term Incentive Plan (as amended and restated through May 3, 2002).
10.9+	Form of Severance Protection Agreement between the Company and certain executive officers. (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12929)).
10.9.1+	Form of Amendment to Severance Protection Agreement between the Company and certain executive officers. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999 (File No. 1-12929)).
10.10+	Employment Agreement between Frank Drendel, General Instrument Corporation and CommScope, Inc. of North Carolina, the Letter Agreement related thereto dated May 20, 1993 and Amendment to Employment Agreement dated July 25, 1997. (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12929)).
10.11+	The CommScope, Inc. Annual Incentive Plan, as amended through June 9, 1999. (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-12929)).
10.12+	1997 CommScope, Inc. of North Carolina Deferred Compensation Plan.
10.13+	CommScope, Inc. Deferred Compensation Plan for Directors.
10.14+	CommScope, Inc. Supplemental Executive Retirement Plan, as Amended and Restated effective January 1, 2001.
10.15	Indenture dated as of December 15, 1999 between CommScope, Inc. and First Union National Bank, as Trustee (Incorporated by reference from the Company's Registration Statement on form S-3 dated January 14, 2000 (File No. 333-94691)).
10.16	Amended and Restated Memorandum of Understanding, dated as of November 15, 2001, by and between The Furukawa Electric Co., Ltd. and CommScope, Inc. (Incorporated by reference from the Company's Current Report on Form 8-K dated November 26, 2001 (File No. 1-12929)).
10.16.1	Amendment No. 1, dated as of October 9, 2002, to the Amended and Restated Memorandum of Understanding, dated as of November 15, 2001, by and between The Furukawa Electric Co., Ltd. and CommScope, Inc. (Incorporated herein by reference from the Company's Current Report on Form 8-K dated October 9, 2002 (File No. 1-12929)).
10.17	Registration Rights Agreement, dated as of November 16, 2001, by and between CommScope, Inc. and Lucent Technologies Inc. (Incorporated by reference from the Company's Current Report on Form 8-K dated November 26, 2001 (File No. 1-12929)).
10.18	Financing Agreement, dated July 24, 2001 among CommScope, Inc., The Furukawa Electric Co., Ltd. and Lucent Technologies Inc. (Incorporated by reference from the Company's Current Report on Form 8-K dated November 26, 2001 (File No. 1-12929)).
10.19	Financing Agreement Supplement, dated November 9, 2001 among CommScope, Inc., The Furukawa Electric Co., Ltd. and Lucent Technologies Inc. (Incorporated by reference from the Company's Current Report on Form 8-K dated November 26, 2001 (File No. 1-12929)).

Exhibit No.	Description
10.20	Revolving Credit Agreement, dated as of November 16, 2001, by and between CommScope Optical Technologies, Inc. and OFS BrightWave, LLC. (Incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-12929)).
10.20.1	First Amendment to Revolving Credit Agreement, dated as of October 9, 2002, by and between CommScope Optical Technologies, Inc. and OFS BrightWave, LLC.
10.21	Amended and Restated Limited Liability Company Agreement of OFS BrightWave, LLC, dated November 16, 2001, by and among OFS BrightWave, LLC, Fitel USA Corp. and CommScope Optical Technologies, Inc. (Incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-12929)).
10.22	Stockholders Agreement, dated as of October 9, 2002, by and between CommScope, Inc. and The Furukawa Electric Co., Ltd. (Incorporated herein by reference from the Company's Current Report on Form 8-K dated October 9, 2002 (File No. 1-12929)).
10.23	Registration Rights Agreement, dated as of October 9, 2002, by and between CommScope, Inc. and The Furukawa Electric Co., Ltd. (Incorporated herein by reference from the Company's Current Report on Form 8-K dated October 9, 2002 (File No. 1-12929)).
21.	Subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of PricewaterhouseCoopers, LLC.
99.1	Forward-Looking Information.
99.2	OFS BrightWave, LLC Consolidated Financial Statements.
99.3	Certification by Chairman of the Board and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certification by Executive Vice President and Chief Financial Officer (Principal financial officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

\+ Management Compensation.

Corporate Information

DIRECTORS

Frank M. Drendel*
Chairman and Chief Executive Officer, CommScope, Inc.

Duncan M. (Lauch) Faircloth*
Private Investor,
Former U.S. Senator

Boyd L. George*
Chairman and Chief Executive Officer, Alex Lee, Inc.

George N. Hutton, Jr.*
Private Investor

June E. Travis*
Officer of a non-profit organization and former cable television executive

James N. Whitson*
Director, various organizations

OFFICERS

Frank M. Drendel*
Chairman and Chief Executive Officer

Brian D. Garrett*
President and Chief Operating Officer

Jearld L. Leonhardt*
Executive Vice President and Chief Financial Officer

Philip M. Armstrong, Jr.
Vice President, Investor Relations and Corporate Communications

Randall W. Crenshaw*
Executive Vice President, Procurement and General Manager, Network Products Group

William R. Gooden*
Senior Vice President and Controller

Barry D. Graham
Treasurer

Edward A. Hally*
Executive Vice President and General Manager, Wireless Products Group

Kap K. Kim
Senior Vice President, Information Technology

Christopher A. Story*
Executive Vice President, Global Broadband Products Group - Operations

Gene W. Swithenbank*
Executive Vice President, Global Broadband Products Group - Sales and Marketing

James L. Wright
Senior Vice President, Human Resources and Environment

Frank B. Wyatt, II*
Senior Vice President, General Counsel and Secretary

INVESTOR INFORMATION

Annual Meeting
Friday, May 2, 2003, 1:30p.m.
(Eastern Time)
JP MorganChase Bank, (11th floor)
270 Park Avenue,
New York, New York 10017

Corporate Headquarters
CommScope, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602
(828) 324-2200/(800) 982-1708

Internet users can access information about CommScope and its products at:www.commscope.com

Transfer Agent
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 851-9674
www.melloninvestor.com

Investor Relations
(828) 323-4848
E-mail: parmstro@commscope.com

Common Stock
CommScope's common stock is listed and traded under the symbol CTV on the New York Stock Exchange. CommScope's stock began trading on July 28, 1997 as a result of a spin-off from General Instrument Corporation.

10-K Report
Copies of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, are available to stockholders upon written request to the Investor Relations Department at the Company's corporate office.

*Directors and Officers subject to the reporting requirements of Section 16 of the Exchange Act of 1934.

With "and/or" options, we believe our customers can be certain of one thing: they'll always get the right solution to meet their cabling needs for the Last Mile.


Key Technologies
Customer/ Business Applications
SMOOTH-WALL, PROPRIETARY COAX DESIGN
FINE WIRE DRAWING
HIGH-SPEED WELDING
HIGH-SPEED FOAM POLYETHYLENE AND FEP EXTRUSION
CLOSED MICRO-CELL FOAM DIELECTRIC CORE
ANTI-CORROSIVE TREATMENT
BIMETALS FABRICATION
MOISTURE-BLOCKING FILLERS
HALOGEN-FREE JACKETS
TELECOMMUNICATIONS COMPANIES
MULTIPLE SYSTEM (CABLE TV) OPERATORS
BROADBAND SERVICE PROVIDERS
SATELLITE COMPANIES
HOME AUTOMATION AND NETWORKING
INDUSTRIAL AUTOMATION
COMMERCIAL AND RESIDENTIAL SECURITY SYSTEMS
TELEPHONE CENTRAL OFFICE APPLICATIONS
IN-BUILDING AND FIXED WIRELESS
CELLULAR, PCS, LMDS, MMDS WIRELESS SERVICE PROVIDERS
ISOLITE FOAM FEP TECHNOLOGY
ISOLATOR PAIR SEPARATOR
LOCAL/WIDE AREA NETWORKS
COMPETITIVE LOCAL EXCHANGE CARRIERS
HOME AND INDUSTRIAL AUTOMATION
OFS ZERO WATER PEAK FIBER TECHNOLOGY
OFS LASER-CERTIFIED 10-GIG TECHNOLOGY
HIGH-SPEED POLYOLEFIN EXTRUSION
ARID-CORE WATER BLOCKING TECHNOLOGY
MULTIPLE SYSTEM (CABLE TV) OPERATORS
STRUCTURED CABLING SOLUTIONS
TELECOMMUNICATIONS COMPANIES
LOCAL/WIDE AREA NETWORKS
OUTSIDE PLANT AND INDOOR CABLING
COMPETITIVE LOCAL EXCHANGE CARRIERS
HOME AND INDUSTRIAL AUTOMATION

Evolution and change are constant drivers of the telecommunications business. As our world demands ever-increasing bandwidth and transmission speed, the delivery systems needed to provide them must evolve as well. We have nearly 200 patents and patent applications worldwide, and we believe product innovation is—and will remain—a CommScope trademark.

Leveraging the complementary strengths of our strategic partner, The Furukawa Electric Co., Ltd. of Japan, we are expanding our product capabilities and platform by using technologically advanced optical fiber and fiber optic cable components manufactured by OFS.

Key Products

At a Glance

Key Products/Technologies/Applications

Service is a CommScope fundamental. Utilizing dedicated field sales, technical support, customer service and our specialized transportation fleet, we build our customer service model around adding value to every transaction.



COAXIAL CABLE
TWISTED PAIR CABLE
FIBER OPTIC CABLE
EXTREME FLEX
CELL REACH
POWER FEEDER
WBC
ULTRAHOME
BRIGHTWIRE
CONQUEST CABLE-IN-CONDUIT
QR ○ P3
ULTRAPIPE CAT 6+
ULTRAMEDIA CAT 6e ○ MEDIA 6 CAT
ULTRA II CAT 5e+ ○ DATAPIPE CAT 5e
ULTRAHOME RESIDENTIAL CABLING
FIBERGUARD
LIGHTSCOPE ZWP
LASERCORE
INTERLOCKING ARMOR
OPTICAL FIBER CABLE
10-GIG MULTIMODE FIBER PRODUCTS
ULTRAHOME ○ TRIATHLON
CONQUEST TONEABLE CONDUIT

Our technologically advanced fiber optic cables and related components support Hybrid Fiber Coaxial (HFC), Local Area and Wide Area Networks as well as emerging enterprise technologies.

Our broadband coaxial cables for HFC and wireless applications enable high-speed, interactive communication to users who are around the corner or across the world.

Our twisted pair cables enable high-speed, full duplex transmission protocols demanded by Local and Wide Area Networks as well as emerging enterprise technologies.

Investor Information

Annual Meeting
Friday, May 2, 2003
1:30 p.m. (Eastern Time)
JP MorganChase Bank (11 Fl.)
270 Park Avenue
New York, New York 10017

Corporate Headquarters

CommScope, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602
(828) 324-2200 / (800) 982-1708
Internet users can access information about CommScope and its products at www.commscope.com

Transfer Agent

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 851-9674
www.melloninvestor.com

Investor Relations

(828) 323-4848
E-mail: parmstro@commscope.com

Common Stock

CommScope's common stock is listed and traded under the symbol CTV on the New York Stock Exchange. CommScope's stock began trading on July 28, 1997 as a result of a spin-off from General Instrument Corporation.

10-K Report

Copies of the Company's Form 10-K annual report, filed with the Securities and Exchange Commission, are available to stockholders upon written request to the Investor Relations Department at the Company's corporate office.

1100 CommScope Place, SE
Hickory, NC 28602
T 1.800.982.1708
F 1.828.323.4849
www.commscope.com

CommScope